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Filed pursuant to Rule 424(b)(3)
Registration No. 333-116772

PROSPECTUS

July 8, 2004

Offer to Exchange
$600,000,000 Floating Rate New Notes due 2005,
$500,000,000 2.65% New Notes due 2007 and
$500,000,000 3.50% New Notes due 2009
for
$600,000,000 Floating Rate Notes due 2005,
$500,000,000 2.65% Notes due 2007 and
$500,000,000 3.50% Notes due 2009

        We are offering to exchange up to $600,000,000 of our floating rate notes due 2005, up to $500,000,000 of our 2.65% notes due 2007 and up to $500,000,000 of our 3.50% notes due 2009 (collectively, the "New Notes"), which will be registered under the Securities Act of 1933, for up to $600,000,000 of our existing floating rate notes due 2005, up to $500,000,000 of our existing 2.65% notes due 2007 and up to $500,000,000 of our existing 3.50% notes due 2009 (collectively, the "Old Notes"), respectively. We are offering to issue the New Notes to satisfy our obligations contained in the registration rights agreement we entered into when the Old Notes were sold in transactions in reliance on Rule 144A and Regulation S under the Securities Act. The New Notes will be guaranteed by all of our subsidiaries, excluding subsidiaries that are, individually and in the aggregate, considered minor pursuant to the rules of the Securities and Exchange Commission.

        The terms of each series of New Notes are identical in all material respects to the terms of the related series of Old Notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the Old Notes do not apply to the New Notes.

        The exchange offer and withdrawal rights will expire at 5:00 p.m., New York City time, on August 5, 2004, unless extended.

        You should carefully review the risk factors beginning on page 10 of this prospectus.

        To exchange your Old Notes for New Notes of the same series:

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  You must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent by 5:00 p.m., New York City time, on August 5, 2004, unless extended.

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  If your Old Notes are held in book-entry form at The Depository Trust Company, you must instruct DTC, through your signed letter of transmittal, that you wish to exchange your Old Notes for New Notes. When the exchange offer closes, your DTC account will be changed to reflect your exchange of Old Notes for New Notes.

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  You should read the section called "The Exchange Offer" for additional information on how to exchange your Old Notes for New Notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the date of delivery of this prospectus or the sale of the securities made hereunder. Our business, financial condition, results of operations and prospects may have changed since that date.

        Each broker-dealer that receives New Notes for its own account in exchange for Old Notes acquired by the broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of those New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of New Notes received in exchange for such Old Notes. For a period of up to 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any such broker-dealer that requests copies of this prospectus in the letter of transmittal for use in connection with any such resale. See "Plan of Distribution."

        Unless otherwise expressly stated or the context clearly implies otherwise, the words "FedEx," "we," "us," "our" and "ours" refer to FedEx Corporation.

FORWARD-LOOKING STATEMENTS

        We have included or incorporated by reference in this prospectus "forward-looking statements" within the meaning of the federal securities laws with respect to the financial condition, results of operations, cash flows, plans, objectives, future performance and business of FedEx Corporation. Forward-looking statements include those preceded by, followed by or that include the words "may," "could," "would," "should," "believes," "expects," "anticipates," "plans," "estimates," "targets," "projects," "intends" or similar expressions, but not all forward-looking statements include these words.

        Forward-looking statements are made based on our expectations and beliefs concerning future events and, therefore, involve risks and uncertainties. We caution that forward-looking statements are not guarantees or predictions, and actual results may differ materially from those contemplated (expressed or implied) by such forward-looking statements. Accordingly, you should not place undue reliance on those statements. Any forward-looking statement speaks only as of the date on which it is made. We do not undertake any obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise.

        You should see "Where You Can Find More Information" and "Risk Factors" for risks, uncertainties and other factors that may cause actual results to differ materially from those contemplated.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. These SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any of these documents at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room.

        The SEC allows us to incorporate by reference information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. Information incorporated by reference is considered a part of this prospectus, and later information filed with the SEC will automatically update and supersede previous information. We and our largest subsidiary, Federal Express Corporation, incorporate by reference the documents listed below and all future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information deemed to be furnished and not filed with the SEC) between the date of this prospectus and the completion of the exchange offer. We expect that each of our other subsidiary guarantors will be exempt from periodic reporting under the Exchange Act in reliance on Rule 12h-5 under the Exchange Act. See "Subsidiary Guarantors."

FedEx Corporation SEC Filings	Period
Annual Report on Form 10-K	Fiscal Year ended May 31, 2003
Quarterly Reports on Form 10-Q	Quarters ended August 31, 2003, November 30, 2003 and February 29, 2004
Current Reports on Form 8-K	Filed on December 31, 2003 and February 19, 2004

Federal Express Corporation SEC Filings	Period
Annual Report on Form 10-K	Fiscal Year ended May 31, 2003
Quarterly Reports on Form 10-Q	Quarters ended August 31, 2003, November 30, 2003 and February 29, 2004
Current Reports on Form 8-K	Filed on December 31, 2003 and February 19, 2004

        These filings are available from us without charge, excluding any exhibits to those documents that are not specifically incorporated by reference in such documents. You may request a copy of these filings and a copy of the indenture and associated documents referred to in this prospectus by contacting us at:

  FedEx Corporation
  Attention: Investor Relations
  942 South Shady Grove Road
  Memphis, Tennessee 38120
  (901) 818-7200

        To obtain timely delivery, you must request the information no later than July 29, 2004, or five business days prior to the expiration date of the exchange offer if the exchange offer is extended.

        We have filed with the SEC under the Securities Act of 1933 and the rules and regulations thereunder a registration statement on Form S-4 with respect to the New Notes. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. The exhibits to the registration statement contain the full text of certain agreements and other important documents we have summarized in this prospectus. Because these summaries may not contain all of the information that you may find important in deciding whether to exchange the Old Notes for New Notes, you should review the full text of these documents.

SUMMARY

        The following summary contains basic information about FedEx, the exchange offer and general indenture provisions applicable to the New Notes and the Old Notes. It may not contain all the information that is important to you in making your investment decision. More detailed information appears elsewhere in this prospectus and in our consolidated financial statements and accompanying notes that we incorporate by reference. "The Exchange Offer" and the "Description of the New Notes" sections of this prospectus contain more detailed information regarding the terms and conditions of the exchange offer and the New Notes.

FedEx Corporation

        FedEx provides customers and businesses worldwide with a broad portfolio of transportation, e-commerce and business services. FedEx offers integrated business applications through independent operating companies competing collectively and managed collaboratively under the respected FedEx and Kinko's brands. These companies are included in the following reportable business segments:

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  FedEx Express: Federal Express Corporation ("FedEx Express") is the world's largest express transportation company, offering time-certain delivery within one to three business days and serving markets that comprise more than 90% of the world's gross domestic product. The FedEx Express segment also includes FedEx Trade Networks, Inc., which provides international trade services, specializing in customs brokerage and global cargo distribution.

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  FedEx Ground: FedEx Ground Package System, Inc. ("FedEx Ground") is North America's second largest provider of business and residential money-back guaranteed small package ground delivery service. FedEx Ground provides low-cost residential delivery to nearly 100% of U.S. residences through its FedEx Home Delivery service. The FedEx Ground segment also includes FedEx Supply Chain Services, Inc., which offers supply chain management solutions.

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  FedEx Freight: FedEx Freight Corporation ("FedEx Freight") is a leading U.S. provider of regional next-day and second-day and interregional less-than-truckload freight services. The FedEx Freight segment also includes FedEx Custom Critical, Inc., North America's largest time-specific, critical shipment carrier, and FedEx Freight subsidiary Caribbean Transportation Services, Inc., a provider of airfreight forwarding services between the United States and Puerto Rico.

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  FedEx Kinko's: FedEx Kinko's Office and Print Services, Inc. ("FedEx Kinko's") is a leading provider of document solutions and business services, including copying and printing services, sign and banner production services, videoconferencing, high-speed wireless and wired Internet access and computer usage. FedEx Kinko's offers the full range of FedEx day-definite ground shipping and time-definite global express shipping services at all of its 1,100 U.S. domestic locations.

Recent Financial Results

        On June 23, 2004, FedEx announced its financial results for the fourth fiscal quarter and full fiscal year ended May 31, 2004. For the quarter, FedEx reported earnings of $1.36 per diluted share, including $0.01 of business realignment costs and a $0.04 benefit from a nonrecurring reduction in the effective income tax rate. For the year, FedEx reported earnings of $2.76 per diluted share, including $0.89 of business realignment costs and $0.12 from nonrecurring tax benefits recorded in the first and fourth quarters.

The Exchange Offer

Issuer	FedEx Corporation
New Notes
Up to $600,000,000 aggregate principal amount of our new floating rate notes due 2005, up to $500,000,000 aggregate principal amount of our new 2.65% notes due 2007 and up to $500,000,000 aggregate principal amount of our new 3.50% notes due 2009.
The Exchange Offer
We are offering to issue the New Notes in exchange for a like principal amount of outstanding Old Notes of the same series that we issued on March 25, 2004. We are conducting this exchange offer to satisfy our obligations contained in the registration rights agreement we entered into when we sold the Old Notes in transactions pursuant to Rule 144A and Regulation S under the Securities Act. The Old Notes were subject to transfer restrictions that will not apply to the New Notes so long as you are acquiring the New Notes in the ordinary course of your business, you are not participating in a distribution of the New Notes and you are not an affiliate of ours.
Maturity	The floating rate notes due 2005 will mature on April 1, 2005, the notes due 2007 will mature on April 1, 2007 and the notes due 2009 will mature on April 1, 2009.
Interest Payment Dates
We will pay interest on the floating rate notes due 2005 on July 1, 2004, October 1, 2004, January 1, 2005 and April 1, 2005. We will pay interest on the notes due 2007 and the notes due 2009 on April 1 and October 1 of each year, beginning October 1, 2004, and on the date of maturity.
Redemption	The New Notes are not redeemable prior to maturity unless certain specified events occur involving U.S. taxation.

Payment of Additional Amounts
We will, subject to the exceptions and limitations set forth in this prospectus, pay as additional interest on the New Notes such additional amounts as are necessary so that the net payment by us or a paying agent of the principal of and interest on the New Notes to a person that is a non-U.S. holder (as defined under "Description of the New Notes—Payment of Additional Amounts") or a foreign partnership, after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount that would have been payable in respect of the New Notes had no such withholding or deduction been required.
Ranking	The New Notes will be unsecured and unsubordinated and will rank equally with all our other unsecured and unsubordinated indebtedness and other obligations.
Guarantees	The New Notes will be guaranteed by all of our subsidiaries, excluding subsidiaries which are, individually and in the aggregate, considered "minor" pursuant to the rules of the SEC.
No Cash Proceeds	We will not receive any proceeds from the issuance of the New Notes.
Form of the New Notes
The New Notes of each series will be issued in the form of one or more global notes which will be deposited with the trustee as custodian for The Depository Trust Company and registered in the name of Cede & Co., DTC's nominee. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC.
Governing Law	The New Notes, the subsidiary guarantees and the indenture will be governed by New York law.

Tenders, Expiration Date, Withdrawal
The exchange offer will expire at 5:00 p.m., New York City time, on August 5, 2004, unless it is extended. To tender your Old Notes you must follow the detailed procedures described under the heading "The Exchange Offer—Procedures for Tendering" including special procedures for certain beneficial owners and broker-dealers. If you decide to exchange your Old Notes for New Notes, you must acknowledge that you do not intend to engage in and have no arrangement with any person to participate in a distribution of the New Notes. If you decide to tender your Old Notes pursuant to the exchange offer, you may withdraw them at any time prior to 5:00 p.m., New York City time, on the expiration date.
Federal Income Tax Consequences	Your exchange of Old Notes for New Notes pursuant to the exchange offer will not result in a gain or loss to you. See "Taxation."
Exchange Agent	Wachovia Bank, National Association is the exchange agent for the exchange offer.
Failure to Exchange Your Old Notes
If you fail to exchange your Old Notes for New Notes in the exchange offer, your Old Notes will continue to be subject to transfer restrictions and you will not have any further rights under the registration rights agreement, including any right to require us to register your Old Notes or to pay any additional interest.
Trading Market
To the extent that Old Notes are tendered and accepted in the exchange offer, your ability to sell untendered, and tendered but unaccepted, Old Notes could be adversely affected. There may be no trading market for the Old Notes.

There can be no assurance that an active public market for the New Notes will develop or as to the liquidity of any market that may develop for the New Notes, the ability of holders to sell the New Notes, or the price at which holders would be able to sell the New Notes. For more details, see "Notice to Investors."

General Indenture Provisions Applicable to the New Notes and the Old Notes

Similar Terms	The terms of each series of New Notes are identical in all material respects to the terms of the related series of Old Notes, except that the New Notes have been registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions relating to the Old Notes do not apply to the New Notes.
Indenture	The New Notes will be issued under the same indenture as the Old Notes.
No Limit on Debt	The indenture does not limit the amount of indebtedness that we may incur or provide holders any protection should we be involved in a highly leveraged transaction.
Events of Default	Each of the following is an event of default with respect to a series of notes under the indenture:
• our failure to pay principal of the notes of such series when due;
• our failure to pay interest when due on the notes of such series and continuance of such failure for 30 days thereafter;
• our failure to perform other covenants with respect to the notes of such series for 60 days after receipt of notice of such failure; and
• certain events of bankruptcy, insolvency or reorganization of FedEx or any subsidiary guarantor which represents more than 60% of our consolidated total assets.
Remedies
If any event of default occurs and is continuing, the trustee under the indenture or holders of at least 50% in aggregate principal amount of outstanding notes of that series may declare the principal thereof immediately due and payable.
Other
The New Notes and the Old Notes of each series will vote together as a single class for purposes of determining whether the holders of the requisite percentage in outstanding principal amount have taken certain actions or exercised certain rights under the indenture.

RISK FACTORS

        In addition to the information set forth elsewhere in this prospectus, you should consider carefully the factors set forth below before exchanging your Old Notes for New Notes.

Our Business Is Subject to Numerous Risks

        We provide a broad portfolio of transportation, e-commerce and business services through our principal operating subsidiaries. Our results of operations and financial condition are subject to certain risks and uncertainties, including:

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  economic conditions in the domestic and international markets in which we operate;

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  any impacts on our business resulting from new domestic or international government regulation;

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  any impacts on our business resulting from new regulatory actions affecting aviation rights and labor rules;

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  the impact of any international conflicts or terrorist activities or related security measures on the United States and global economies in general, or the transportation industry in particular, and what effects these events will have on our costs or the demand for our services;

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  our ability to manage our cost structure for capital expenditures and operating expenses and match them, especially those relating to aircraft, vehicle and sort capacity, to shifting customer volume levels;

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  our ability to effectively operate, integrate and leverage the business of FedEx Kinko's;

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  sudden changes in fuel prices or currency exchange rates;

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  our ability to increase our fuel surcharge in response to rising fuel prices due to competitive pressures;

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  significant changes in the volumes of shipments transported through our networks, the mix of services purchased by our customers or the prices we obtain for our services;

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  the amount of compensation we are entitled to receive and retain under the Air Transportation Safety and System Stabilization Act;

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  market acceptance of our new service and growth initiatives;

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  competition from other providers of transportation, e-commerce and business services, including our ability to compete with new or improved services offered by our competitors;

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  changes in customer demand patterns;

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  the outcome of negotiations to reach a new collective bargaining agreement with the union that represents the pilots of FedEx Express;

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  the impact of technology developments on our operations and on demand for our services;

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  disruptions to our technology infrastructure, including our computer systems and Web site;

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  our ability to obtain and maintain aviation rights in important international markets;

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  adverse weather conditions;

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  availability of financing on terms acceptable to us and our ability to maintain our current credit rating; and

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  other risks and uncertainties you can find in our press releases and SEC filings.

The Indenture Does Not Limit the Amount of Indebtedness That We May Incur

        The indenture, which is described below under "Description of the New Notes," does not limit the amount of secured or unsecured indebtedness that we or our subsidiaries may incur. The indenture does not contain any debt covenants or provisions that would afford the holders of the New Notes protection in the event of a highly leveraged transaction.

We Depend Upon Our Subsidiaries to Service Our Debt

        We are a holding company and derive all of our operating income from our subsidiaries. Our only source of cash to pay principal of and interest on the New Notes is from dividends and other payments from our subsidiaries. Our subsidiaries' ability to make such payments may be restricted by, among other things, applicable state and foreign corporate laws and other laws and regulations. In addition, our right and the rights of our creditors, including holders of the New Notes, to participate in the assets of any subsidiary upon its liquidation or recapitalization would be subject to the prior claims of such subsidiary's creditors, except to the extent that we may ourselves be a creditor with recognized claims against such subsidiary. The New Notes will be guaranteed by all of our subsidiaries, excluding subsidiaries which are, individually and in the aggregate, considered "minor" pursuant to the rules of the SEC. If our subsidiaries do not provide us with enough cash to make payments on the New Notes when due, you may have to proceed directly against these subsidiary guarantors.

Ratings of Our New Notes Could Be Lowered In the Future

        The New Notes are rated "investment grade" by one or more nationally recognized statistical rating organizations. A rating is not a recommendation to purchase, hold or sell New Notes, since a rating does not predict the market price of a particular security or its suitability for a particular investor. The rating organization may lower our rating or decide not to rate our securities in its sole discretion. The rating of the New Notes is based primarily on the rating organization's assessment of the likelihood of timely payment of interest when due on the New Notes and the ultimate payment of principal of the New Notes on the final maturity date. The reduction, suspension or withdrawal of the ratings of the New Notes will not, in and of itself, constitute an event of default under the indenture.

An Active Trading Market For Our New Notes May Not Develop

        There is no established trading market for the New Notes since they are a new issue of securities. We do not intend to apply for the listing of any New Notes on a national securities exchange. We cannot assure you as to the liquidity of the public market for the New Notes or that any active public market for the New Notes will develop or continue. If an active public market does not develop or continue, the market price and liquidity of the New Notes may be adversely affected.

Old Notes are Subject to Transfer Restrictions and May Not Have an Active Trading Market

        If you fail to exchange your Old Notes for New Notes in the exchange offer, your Old Notes will continue to be subject to transfer restrictions and you will not have any further rights under the registration rights agreement, including any right to require us to register your Old Notes or to pay any additional interest.

        To the extent that Old Notes are tendered and accepted in the exchange offer, your ability to sell untendered, and tendered but unaccepted, Old Notes could be adversely affected. There may be no trading market for the Old Notes.

The Guarantees May Be Challenged as Fraudulent Conveyances

        Federal, state and foreign fraudulent conveyance or similar laws could limit the enforceability of a guarantee. For example, creditors of a subsidiary guarantor could claim that, since the guarantees were incurred for the benefit of FedEx (and only indirectly for the benefit of a subsidiary guarantor), the obligation of a subsidiary guarantor was incurred for less than reasonably equivalent value or fair consideration. If any of our subsidiary guarantors was deemed to have received less than reasonably equivalent value or fair consideration for its guarantee and, at the time it gave the guarantee, that subsidiary guarantor:

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  was insolvent or rendered insolvent by giving its guarantee;

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  was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

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  intended to incur debts beyond its ability to pay such debts as they mature,

then the obligations of such subsidiary guarantor under its guarantee could be avoided or subordinated to its other debts. In this regard, in an attempt to limit the applicability of fraudulent transfer laws, the indenture limits the amount of each guarantee to the amount that will result in it not constituting a fraudulent conveyance or improper corporate distribution. We cannot assure you as to what standard a court would apply in making a determination as to what would be the maximum liability of each guarantor.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following table sets forth certain selected consolidated financial and operating data for FedEx. In the opinion of FedEx, the accompanying unaudited interim consolidated financial information contains all adjustments necessary to present fairly the consolidated financial position of FedEx as of February 29, 2004 and February 28, 2003 and the consolidated results of its operations for the nine-month periods ended February 29, 2004 and February 28, 2003. Operating results for the nine-month period ended February 29, 2004 are not necessarily indicative of the results that may be expected for the year ended May 31, 2004. This information should be read in conjunction with the detailed information and consolidated financial statements and accompanying notes incorporated by reference herein. See "Where You Can Find More Information."

	(unaudited) Nine months ended		Year ended May 31,
	February 29, 2004(1)(2)	February 28, 2003	2003	2002	2001(3)(4)	2000	1999

	(in millions, except per share amounts and operating data)
OPERATING RESULTS
Revenues	$17,669	$16,657	$22,487	$20,607	$19,629	$18,257	$16,773
Operating income	755	979	1,471	1,321	1,071	1,221	1,163
Income before income taxes	676	887	1,338	1,160	927	1,138	1,061
Income before cumulative effect of change in accounting principle	426	550	830	725	584	688	631
Cumulative effect of change in accounting for goodwill(5)	—	—	—	(15)	—	—	—
Net income	426	550	830	710	584	688	631
PER SHARE DATA
Earnings per share:
Basic:
Income before cumulative effect of change in accounting principle	$1.43	$1.85	$2.79	$2.43	$2.02	$2.36	$2.13
Cumulative effect of change in accounting for goodwill(5)	—	—	—	(0.05)	—	—	—

	$1.43	$1.85	$2.79	$2.38	$2.02	$2.36	$2.13

Assuming dilution:
Income before cumulative effect of change in accounting principle	$1.40	$1.82	$2.74	$2.39	$1.99	$2.32	$2.10
Cumulative effect of change in accounting for goodwill(5)	—	—	—	(0.05)	—	—	—

	$1.40	$1.82	$2.74	$2.34	$1.99	$2.32	$2.10

Average shares of common stock outstanding	298	298	298	298	289	292	296
Average shares of common and common equivalent shares outstanding	304	303	303	303	293	296	301
Cash dividends declared	$0.22	$0.15	$0.15	$0.05	$—	$—	$—
FINANCIAL POSITION
Property and equipment, net	$9,007	$8,506	$8,700	$8,302	$8,100	$7,083	$6,559
Total assets	18,349	14,846	15,385	13,812	13,392	11,527	10,648
Long-term debt, less current portion	1,859	1,526	1,709	1,800	1,900	1,776	1,360
Common stockholders' investment	7,601	7,028	7,288	6,545	5,900	4,785	4,663

	Nine months ended
			Year ended May 31,
	February 29, 2004	February 28, 2003
			2003	2002	2001	2000	1999

OPERATING DATA (unaudited)
Average full-time equivalent employees and contractors (in thousands)	206	192	191	185	177	163	156
FedEx Express:
Operating weekdays	190	190	254	255	255	257	256
Aircraft fleet	643	652	643	647	640	663	634
FedEx Ground:
Operating weekdays	189	188	252	253	254	254	253
FedEx Freight:
Operating weekdays	188	188	252	253	—	—	—

(1)
Results for the nine-month period ended February 29, 2004 include $429 million ($266 million, net of tax, or $0.88 per diluted share) of business realignment costs and a $26 million, net of tax, or $0.08 per diluted share benefit related to a favorable ruling on an IRS tax case.

(2)
The results of operations of FedEx Kinko's have been included in our operating results from February 12, 2004, the date of its acquisition. Results for the nine-month period ended February 29, 2004 include approximately $100 million of revenue and $0.01 per diluted share of earnings related to FedEx Kinko's.

(3)
Results for 2001 include the financial results of FedEx Freight East from January 1, 2001 (the date of acquisition for financial reporting purposes).

(4)
Includes a $124 million ($78 million, net of tax, or $0.27 per diluted share) charge associated with curtailing certain aircraft modification and development programs at FedEx Express and reorganizing operations at FedEx Supply Chain Services, Inc.

(5)
Results for 2002 reflect our adoption of SFAS 142, "Goodwill and Other Intangible Assets." We recognized an adjustment of $25 million ($15 million or $0.05 per share, net of tax) to reduce the carrying value of certain goodwill to its implied fair value.

NO CASH PROCEEDS TO THE COMPANY

        This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any proceeds from the issuance of the New Notes and have agreed to pay the expenses of the exchange offer. In consideration for issuing the New Notes as contemplated in the registration statement, of which this prospectus is a part, we will receive in exchange Old Notes in like principal amount. The form and terms of each series of the New Notes are identical in all material respects to the form and terms of the related series of Old Notes, except as otherwise described herein under "The Exchange Offer—Terms of the Exchange Offer." The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase in our outstanding debt.

CAPITALIZATION

        The following table sets forth our consolidated capitalization as of February 29, 2004. Our capitalization is presented (1) on an actual basis and (2) on an as adjusted basis to reflect the exchange of the Old Notes for New Notes and the use of proceeds from the sale of the Old Notes. The net proceeds from the sale of the Old Notes of approximately $1.593 billion were used to repay borrowings under our commercial paper program, which we used to finance the acquisition of FedEx Kinko's. The information in this table does not give effect to any other events subsequent to February 29, 2004.

	As of February 29, 2004 (unaudited)
	Actual	As Adjusted
	(in millions)
Short-term borrowings	$1,929 (1)	$336
Current portion of long-term debt	148	148

Total short-term debt	2,077	484
Long-term debt, less current portion	1,859	1,859
New Notes offered hereby	—	1,599
Common stockholders' investment:
Common stock	30	30
Additional paid-in capital	1,010	1,010
Retained earnings	6,610	6,610
Accumulated other comprehensive loss	(17)	(17)
Treasury stock, at cost and deferred compensation	(32)	(32)

Total common stockholders' investment	7,601	7,601

Total capitalization	$11,537	$11,543

(1)
Commercial paper outstanding as of February 29, 2004, which was issued to finance a portion of the February 12, 2004 acquisition of FedEx Kinko's.

RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Nine months ended		Year ended May 31,
	February 29, 2004	February 28, 2003	2003	2002	2001	2000	1999
Ratio of Earnings to Fixed Charges	2.1	2.3	2.5	2.3	2.1	2.4	2.4

        Earnings included in the calculation of the ratio of earnings to fixed charges represent income before income taxes plus fixed charges, other than capitalized interest. Fixed charges include interest expense, including capitalized interest, amortization of debt issuance costs and a portion of rent expense representative of interest.

DESCRIPTION OF THE NEW NOTES

        The following summary of certain provisions of the indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture, including the definitions in the indenture of certain terms used in this prospectus. Because the following is a summary, it does not contain all of the information you may find useful. For further information you should read the indenture. Unless specifically stated, all descriptions apply to both the Old Notes and the New Notes. See "Where You Can Find More Information" for information on how to obtain a copy of the indenture and associated documents.

General

        The Old Notes were, and the New Notes will be, issued under the indenture dated as of March 25, 2004, as supplemented, among FedEx, the subsidiary guarantors and Wachovia Bank, National Association, as trustee. The terms of each series of the New Notes are identical in all material respects to the terms of the related series of the Old Notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the Old Notes do not apply to the New Notes. The indenture, the New Notes and the subsidiary guarantees are governed by New York law.

        The Old Notes and the New Notes will collectively constitute a single series of notes under the indenture and will therefore vote together as a single class for purposes of determining whether holders of the requisite percentage in principal amount of such series have taken actions or exercised rights they are entitled to take or exercise under the indenture.

        Except to the extent set forth below under "—Redemption Upon a Tax Event," we may not redeem the New Notes prior to maturity, and the New Notes will not have the benefit of a sinking fund. The New Notes will be unsecured obligations of FedEx and will rank equally with all other unsecured and unsubordinated indebtedness of FedEx. The indenture does not contain any debt covenants or provisions that would afford the holders of the New Notes protection in the event of a highly leveraged transaction.

        All outstanding New Notes will be exchangeable, transfers of New Notes will be registrable, and principal of and interest on all New Notes will be payable, at the corporate trust office of the trustee at 2525 West End Avenue, Suite 1200, Nashville, Tennessee 37203; provided that payment of interest may, at our option, be made by check mailed to the address of the person entitled thereto as it appears in the security register or by transfer to an account maintained by the payee with a bank located in the United States.

        All New Notes will be issued only in fully registered form without coupons in denominations of $1,000 and any integral multiple of $1,000 in excess thereof. Neither FedEx nor the trustee will impose any service charge for any transfer or exchange of a New Note; however, we may ask you to pay any taxes or other governmental charges in connection with a transfer or exchange of New Notes.

Principal Amount; Maturity

        The aggregate principal amount of floating rate notes due 2005 that may be issued under the indenture is limited to $600,000,000. The floating rate notes will mature on April 1, 2005. The aggregate principal amount of notes due 2007 and notes due 2009 that may be issued under the indenture is limited, in the case of each series, to $500,000,000. The notes due 2007 will mature on April 1, 2007 and the notes due 2009 will mature on April 1, 2009. No other debt securities may be issued under the indenture.

Interest

        Floating Rate Notes.    The floating rate notes will bear interest at a floating interest rate, payable quarterly in arrears on July 1, 2004, October 1, 2004, January 1, 2005 and April 1, 2005. Interest on the floating rate notes will be paid to the persons in whose names the floating rate notes are registered at the close of business on the fifteenth calendar day prior to the interest payment date. Interest payable on any interest payment date or on the date of maturity will be the amount of interest accrued from and including the date of original issuance or from and including the most recent interest payment date on which interest has been paid or duly made available for payment to but excluding the interest payment date or the date of maturity, as the case may be.

        The interest rate for each interest period will be the three-month London Interbank offer rate ("LIBOR"), determined as described below, plus 28 basis points (0.28%). The interest rate on the floating rate notes for each subsequent interest period will be reset quarterly on each interest payment date (an "interest reset date"). The floating rate notes will bear interest at an annual rate (computed on the basis of the actual number of days elapsed over a 360-day year) equal to LIBOR plus 28 basis points (0.28%).

        The interest rate in effect for the floating rate notes on each day from and including the first interest reset date will be (a) if that day is an interest reset date, the interest rate determined as of the determination date (as defined below) immediately preceding such interest reset date or (b) if that day is not an interest reset date, the interest rate determined as of the determination date immediately preceding the most recent interest reset date. The determination date will be the second London Business Day immediately preceding the applicable interest reset date.

        LIBOR will be determined by the calculation agent, JPMorgan Chase Bank, as of the applicable determination date in accordance with the following provisions:

  (1)
  LIBOR will be determined on the basis of the offered rates for deposits in U.S. dollars of not less than U.S. $1,000,000 having a three-month maturity, beginning on the second London Business Day immediately following that determination date, which appears on Telerate Page 3750 (as defined below) as of approximately 11:00 a.m., London time, on that determination date. "Telerate Page 3750" means the display designated on page "3750" on Moneyline Telerate, Inc. (or such other page as may replace the 3750 page on that service, any successor service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If no rate appears on Telerate Page 3750, LIBOR for such determination date will be determined in accordance with the provisions of paragraph (2) below.

  (2)
  With respect to a determination date on which no rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on that determination date, the calculation agent will request the principal London office of each of four major reference banks in the London interbank market selected by the calculation agent (after consultation with us) to provide the calculation agent with a quotation of the rate at which deposits of U.S. dollars having a three-month maturity, beginning on the second London Business Day immediately following that determination date, are offered by it to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on that determination date in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in that market at that time. If at least two quotations are provided, LIBOR for that determination date will be the arithmetic mean of the quotations as calculated by the calculation agent. If fewer than two quotations are provided, LIBOR for that determination date will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York City time, on that determination date by three major banks selected by the calculation agent (after consultation with us) for loans in U.S. dollars to leading European banks having a three-month maturity beginning on the second London Business Day immediately following that determination date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in that market at that time; provided, however, that if the banks selected by the calculation agent are not quoting the rates described in this sentence, LIBOR for that determination date will be LIBOR determined with respect to the immediately preceding determination date, or in the case of the first determination date, LIBOR for the initial interest period.

        If the date of maturity of the floating rate notes falls on a day that is not a LIBOR Business Day, the related payment of principal and interest will be made on the next LIBOR Business Day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next LIBOR Business Day. If any interest reset date or interest payment date (other than at the date of maturity) would otherwise be a day that is not a LIBOR Business Day, that interest reset date and interest payment date will be postponed to the next date that is a LIBOR Business Day, except that if such LIBOR Business Day is in the next calendar month, such interest reset date and interest payment date (other than at the date of maturity) shall be the immediately preceding LIBOR Business Day.

        "LIBOR Business Day" means any day other than Saturday or Sunday or a day on which banking institutions or trust companies in the City of New York are required or authorized to close and that is also a London Business Day.

        "London Business Day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

        Fixed Rate Notes.    The notes due 2007 and the notes due 2009 will bear interest at the respective rates set forth on the cover page of this prospectus. Interest on the notes due 2007 and the notes due 2009 will be computed on the basis of a 360-day year of twelve 30-day months. Interest on the notes due 2007 will be payable semi-annually on April 1 and October 1, commencing October 1, 2004, and on the date of maturity, to the persons in whose names the notes due 2007 are registered on the preceding March 15 and September 15 (whether or not that date is a business day), respectively. Interest on the notes due 2009 will be payable semi-annually on April 1 and October 1, commencing October 1, 2004, and on the date of maturity, to the persons in whose names the notes due 2009 are registered on the preceding March 15 and September 15 (whether or not that date is a business day), respectively. If the date of maturity of the fixed rate notes falls on a day that is not a business day, the related payment of principal and interest will be made on the next business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next business day. If any interest payment date would otherwise be a day that is not a business day, that interest payment date will be postponed to the next date that is a business day.

Guarantees

        The New Notes will be guaranteed by all of our subsidiaries, excluding subsidiaries which, individually and in the aggregate, constitute "minor" subsidiaries for purposes of Rule 3-10 of Regulation S-X promulgated by the SEC. We intend to exempt our subsidiary guarantors from the periodic reporting requirements of the Exchange Act in connection with their guarantees of the New Notes. Accordingly, we expect that we will cause additional subsidiaries to become guarantors of the New Notes from time to time if their guarantees are necessary for our non-reporting subsidiary guarantors to continue to rely on the exemption from periodic reporting provided by Rule 12h-5 under the Exchange Act in connection with their guarantees of the New Notes. We may, at our option, cause the guarantee of any subsidiary guarantor other than an initial guarantor under the indenture (FedEx Express, FedEx Ground, FedEx Freight, FedEx Kinko's and FedEx Freight East, Inc.) to be released at any time.

        Each of the subsidiary guarantors will fully and unconditionally guarantee, jointly and severally, the due and punctual payment of principal of and interest, including any additional amounts, on the New Notes when the same shall become due and payable whether at maturity, by declaration of acceleration or otherwise. The guarantees will be unsecured obligations of the respective subsidiary guarantors and will rank equally with all of their other unsecured and unsubordinated indebtedness. Each subsidiary guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the applicable subsidiary guarantor without rendering the subsidiary guarantee, as it relates to such subsidiary guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See "Risk Factors—The Guarantees May Be Challenged As Fraudulent Conveyances."

Merger, Consolidation and Sale of Assets

        We have agreed not to consolidate or merge with or into any other person, or convey or transfer substantially all of our properties and assets as an entirety to any person, unless:

  •
  our successor is a corporation organized and existing under the laws of the United States of America, any state or the District of Columbia;

  •
  our successor shall expressly assume, by a supplemental indenture, the due and punctual payment of the principal of and interest on all the notes and the performance of every covenant in the indenture that we would otherwise have to perform;

  •
  immediately after giving effect to the transaction, there will not be any defaults under the indenture; and

  •
  we shall have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that the transaction and the supplemental indenture comply with the indenture.

        Upon the sale or disposition (by merger or otherwise) of any subsidiary guarantor to any entity that is not an affiliate of FedEx, each such subsidiary guarantor will automatically be released from all obligations under its guarantee.

        We have agreed that we will not sell or dispose of any subsidiary guarantor whose assets exceed 10% of our consolidated total assets (determined as of the date of our most recent interim or fiscal year-end balance sheet filed with the SEC prior to the date such guarantee is released) (each, a "10% Subsidiary Guarantor") unless at least 75% of the net proceeds of such sale or disposition will consist of any combination of:

  •
  cash (including assumption by the acquiror of any indebtedness of FedEx or its subsidiaries) or readily marketable securities;

  •
  property or assets (other than current assets) of a nature or type similar or related to the nature or type of the property or assets of FedEx and its subsidiaries existing on the date of such sale or disposition; or

  •
  interests in companies or businesses having property or assets or engaged in businesses similar or related to the nature or type of the property or assets or businesses of FedEx and its subsidiaries on the date of such sale or disposition.

Application of Proceeds upon Release of a 10% Subsidiary Guarantor

        In the event that the net proceeds from the sale or disposition of a 10% Subsidiary Guarantor consist of cash or readily marketable securities, we will apply, within 12 months of such sale or disposition, an amount equal to 100% of the fair market value, as determined in good faith by our board of directors, of such net proceeds to:

  •
  repay unsubordinated indebtedness of FedEx or any subsidiary guarantor, in each case owing to a person other than an affiliate of FedEx;

  •
  invest in property or assets (other than current assets) of a nature or type similar or related to the nature or type of the property or assets of FedEx and its subsidiaries existing on the date of such investment; or

  •
  invest in a company or business having property or assets or engaged in a business similar or related to the nature or type of the property or assets or businesses of FedEx and its subsidiaries on the date of such investment.

Modification, Amendment and Waiver

        We and the trustee may modify and amend the indenture with the consent of the holders of a majority in principal amount of each series of notes to be affected if less than all series are to be affected by such modification. However, no modification or amendment may, without the consent of the holder of each note affected thereby:

  •
  change the stated maturity of the principal of, or any installment of interest on, any note;

  •
  reduce the principal amount of or rate of interest on any note;

  •
  change any place of payment where, or the currency in which, any principal of, or any interest on, any note is payable;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to any note on or after the stated maturity; or

  •
  reduce the percentage in principal amount of outstanding notes the consent of whose holders is required for modification or amendment of the indenture, for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

        The holders of a majority in principal amount of the outstanding notes of any series may on behalf of the holders of all notes of that series waive any past default under the indenture and its consequences, except a default in the payment of the principal of or interest on any notes or in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

        In addition, we can modify and amend the indenture without seeking your consent in order to:

  •
  allow a successor to FedEx or a subsidiary guarantor to assume our or its obligations under the indenture;

  •
  add additional events of default or additional covenants of FedEx or a subsidiary guarantor;

  •
  secure the notes of any series;

  •
  add additional subsidiary guarantors of the notes; or

  •
  make any other amendment or supplement to the indenture as long as that amendment or supplement does not materially adversely affect the interests of any holders of notes.

Payment of Additional Amounts

        We will, subject to the exceptions and limitations set forth below, pay as additional interest on the New Notes such additional amounts as are necessary so that the net payment by us or a paying agent of the principal of and interest on the New Notes to a person that is a "non-U.S. holder" (as defined below) or a foreign partnership, after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount that would have been payable in respect of the New Notes had no such withholding or deduction been required.

        Our obligation to pay additional amounts shall not apply:

  •
  to a tax, assessment or governmental charge that is imposed or withheld solely because the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder:

  •
  is or was present or engaged in a trade or business in the United States or has or had a permanent establishment in the United States;

  •
  has a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

  •
  is or has been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax; or

  •
  is or was a "10-percent shareholder" of FedEx as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision;

  •
  to any holder that is not the sole beneficial owner of the notes, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that the beneficial owner, a beneficiary or settlor with respect to the fiduciary, or a member of the partnership would not have been entitled to the payment of an additional amount had such beneficial owner, beneficiary, settlor or member received directly its beneficial or distributive share of the payment;

  •
  to a tax, assessment or governmental charge that is imposed or withheld solely because the holder or any other person failed to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of the notes, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

  •
  to a tax, assessment or governmental charge that is imposed other than by withholding by FedEx or a paying agent from the payment;

  •
  to a tax, assessment or governmental charge that is imposed or withheld solely because of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

  •
  to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

  •
  to any tax, assessment or other governmental charge any paying agent must withhold from any payment of principal of or interest on any note, if such payment can be made without such withholding by any other paying agent; or

  •
  in the case of any combination of the above items.

        The notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable. Except as specifically provided under this heading and below under "—Redemption Upon a Tax Event," we do not have to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof.

        The term "non-U.S. holder" means an owner of a note that is, for U.S. federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation or (iii) a foreign trust or estate.

Redemption Upon a Tax Event

        If, with respect to any series of notes,

  (a)
  we become or will become obligated to pay additional amounts as described above under "—Payment of Additional Amounts" as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, any official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after March 22, 2004, or

  (b)
  a taxing authority of the United States takes an action on or after March 22, 2004, whether or not with respect to us or any of our affiliates, that results in a substantial probability that we will or may be required to pay such additional amounts, then we may, at our option, redeem, as a whole, but not in part, such series of notes on any interest payment date on not less than 30 nor more than 60 calendar days' prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that we determine, in our business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to us, not including substitution of the obligor under such notes. No redemption pursuant to (b) above may be made unless we shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that we will or may be required to pay the additional amounts described above under "—Payment of Additional Amounts" and we shall have delivered to the trustee a certificate, signed by a duly authorized officer stating, that based on such opinion we are entitled to redeem the notes pursuant to their terms.

Events of Default

        An event of default with respect to a series of notes occurs if:

  •
  we fail to pay interest when due and continue such failure for 30 days thereafter on any note of that series;

  •
  we fail to pay the principal of any note of that series when due;

  •
  we fail to perform any covenant in the indenture and this failure continues for 60 days after we receive written notice as provided in the indenture;

  •
  we or a court takes certain actions relating to the bankruptcy, insolvency or reorganization of FedEx for the benefit of our creditors; or

  •
  any subsidiary guarantor which constitutes 60% or more of our consolidated total assets (determined as of the date of our most recent interim or fiscal year-end balance sheet filed with the SEC prior to such determination date) or a court take certain actions relating to the bankruptcy, insolvency or reorganization of that subsidiary guarantor for the benefit of its creditors.

        If an event of default with respect to all notes of any series occurs and continues, the trustee or the holders of at least 50% in aggregate principal amount of the outstanding notes of that series may require us to repay immediately the principal amount of all notes of that series. The holders of a majority in principal amount of the outstanding notes of that series may rescind and annul such acceleration if all events of default with respect to the notes of that series, other than the nonpayment of accelerated principal, have been cured or waived as provided in the indenture. For information as to waiver of defaults, see "—Modification, Amendment and Waiver" above.

        Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders offer to the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount of the outstanding notes of such series will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to any series of notes.

        No holder of any note of any series will have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture unless:

  •
  the holder has previously given to the trustee written notice of a continuing event of default;

  •
  the holders of not less than 50% in principal amount of the outstanding notes of that series have made written request, and offered reasonable indemnity, to the trustee to institute a proceeding as trustee; and

  •
  the trustee has not received from the holders of a majority in principal amount of the outstanding notes of that series a direction inconsistent with the request and the trustee has failed to institute such proceeding within 60 days.

        The holder of any note, however, will have an absolute right to receive payment of the principal of and interest on the notes as expressed in the notes, and to institute suit for the enforcement of any payment.

        We are required to furnish to the trustee annually a statement as to the absence of certain defaults under the indenture. The trustee may withhold notice to the holders of notes of any default, except as to payment of principal or interest with respect to notes, if it considers such withholding to be in the interest of the holders of the notes.

Defeasance and Covenant Defeasance

        When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. If we deposit with the trustee sufficient cash or government securities to pay the principal, interest and any other sums due to the stated maturity date of the notes of a particular series, then at our option:

  •
  we will be discharged from our obligations with respect to the notes of that series, or

  •
  we will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to us.

        If this happens, the holders of the notes of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of notes and replacement of lost, stolen or mutilated notes. Such holders may look only to such deposited funds or obligations for payment.

        We must deliver to the trustee an opinion of counsel, which will state the change in law which provides the basis for the opinion, to the extent applicable, to the effect that the deposit and related defeasance would not cause the holders of the notes to recognize income, gain or loss for United States federal income tax purposes.

Book-Entry, Delivery and Form

        Each series of New Notes will be issued in book-entry form and will be represented by one or more global notes in fully registered form without interest coupons (the "New Global Notes"). The New Global Notes will be deposited with the trustee as custodian for The Depository Trust Company and registered in the name of Cede & Co., or another nominee designated by DTC, in each case for credit to an account of a direct or indirect participant in DTC as described below.

        Except as set forth below, the New Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the New Global Notes may not be exchanged for New Notes in certificated form except in the limited circumstances described below. See "—Exchange of Book-Entry Notes for Certificated Notes." In addition, transfer of beneficial interests in the New Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of the Euroclear System and Clearstream Banking, S.A.), which may change from time to time.

Depository Procedures

        The information set forth below concerning the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience and has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the relevant system or its participants directly to discuss these matters.

        DTC has advised us as follows:

  •
  DTC is

  •
  a limited purpose trust company organized under the laws of the State of New York;

  •
  a banking organization within the meaning of the New York Banking Law;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  •
  a "clearing agency" registered pursuant to Section 17A of the Exchange Act.

  •
  DTC was created to hold securities for its participating organizations (collectively, "Participants") and to facilitate the clearance and settlement of transactions in those securities between its Participants through electronic book-entry changes in accounts of its Participants, eliminating the need for physical movement of certificates.

  •
  DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

  •
  Access to DTC's book-entry system is also available to other entities, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, "Indirect Participants").

  •
  Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        DTC also has advised us that pursuant to procedures established by it:

  •
  upon deposit of each New Global Note, DTC will credit the accounts of Participants with the respective principal amounts of such New Global Note beneficially owned by such Participants; and

  •
  ownership of such beneficial interests in the New Global Notes will be shown on, and the transfer of that ownership will effected only through, records maintained by DTC (with respect to Participants) and by Participants and Indirect Participants (with respect to other owners of beneficial interests in the New Global Notes).

        Investors in the New Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the New Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are Participants in the DTC system. All interests in a New Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such system.

        The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a New Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of its Participants, which in turn act on behalf of Indirect Participants, the ability of a person having a beneficial interest in a New Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

        So long as DTC or its nominee is the registered owner of the New Global Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the New Notes represented by the New Global Notes for all purposes under the indenture. Except as described below, owners of interests in the New Global Notes will not have New Notes registered in their names, will not receive physical delivery of New Notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

        Payments in respect of the principal of and additional amounts, if any, and interest on a New Global Note registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the New Notes, including the New Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any agent of us or the trustee has or will have any responsibility or liability for:

  •
  any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the New Global Notes;

  •
  maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the New Global Notes; or

  •
  any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the New Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of New Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants or Indirect Participants in identifying the beneficial owners of the New Notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Except for trades involving only Euroclear and Clearstream participants, interests in the New Global Notes are expected to trade in DTC's Same-Day Funds Settlement System and any permitted secondary market trading activity in such interests will, therefore, be required by DTC to be settled in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants.

        Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Cross-market transfers between Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant New Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day fund settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

        Because of time zone differences, the securities accounts of a Euroclear or Clearstream participant purchasing an interest in a New Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear or Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a New Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

        DTC has advised us that it will take any action permitted to be taken by a holder of New Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the New Global Notes and only in respect of such portion of the aggregate principal amount of the New Notes as to which such Participant or Participants has or have given such direction. If there is an event of default under the New Notes, however, DTC reserves the right to exchange the New Global Notes for legended New Notes in certificated form, and to distribute such New Notes to its Participants.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the New Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither FedEx nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

        Certificated New Notes will be issued to holders of beneficial interests in a New Global Note, or their nominees, if:

  •
  DTC notifies us that it is unwilling or unable to continue as depositary and we are unable to locate a qualified successor within 90 days or if at any time DTC, or any successor depositary, ceases to be a "clearing agency" under the Exchange Act;

  •
  an event of default occurs under the indenture; or

  •
  we decide in our sole discretion to terminate the book-entry system through DTC.

        In such event, the trustee will notify all beneficial owners through DTC Participants of the availability of such certificated New Notes. Upon surrender by DTC of the New Global Notes and receipt of instructions from DTC for re-registration, the trustee will reissue the New Notes in certificated form to beneficial owners or their nominees.

Regarding the Trustee

        The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an event of default, the trustee will exercise such rights and powers vested in it by the indenture, and will use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances of such person's own affairs.

        Certain provisions of the Trust Indenture Act of 1939 that are incorporated by reference in the indenture contain limitations on the rights of the trustee, should it become a creditor of FedEx, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with FedEx or any affiliate of FedEx. If the trustee acquires any conflicting interest (as defined in the Trust Indenture Act), it must eliminate such conflict, apply to the SEC for permission to continue as trustee, or resign.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

        We issued the Old Notes on March 25, 2004 to the initial purchasers pursuant to a purchase agreement dated March 22, 2004 between us and certain subsidiary guarantors and the initial purchasers. The initial purchasers subsequently sold the Old Notes to "qualified institutional buyers," as defined in Rule 144A under the Securities Act, in reliance on Rule 144A and outside the United States in accordance with Regulation S under the Securities Act. As a condition to the initial sale of the Old Notes, we, certain subsidiary guarantors and the initial purchasers entered into a registration rights agreement. Pursuant to the registration rights agreement, we agreed that we would:

  •
  file with the SEC within 135 days after the Old Notes closing date, which is the date we sold the Old Notes to the initial purchasers, a registration statement under the Securities Act relating to a registered exchange offer;

  •
  use our reasonable best efforts to cause such registration statement to become effective under the Securities Act within 180 days after the Old Notes closing date;

  •
  keep the exchange offer open for at least 20 business days (or longer, if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the Old Notes; and

  •
  use our reasonable best efforts to complete the exchange offer no later than 45 days after the exchange offer registration statement becomes effective.

        We agreed to issue and exchange New Notes for all Old Notes validly tendered and not withdrawn before the expiration of the exchange offer. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. The registration statement is intended to satisfy certain of our obligations under the registration rights agreement and the purchase agreement. In the event that due to a change in current interpretations by the SEC, we are not permitted to effect such exchange offer, it is contemplated that we will instead file a shelf registration statement covering resales by the holders of the Old Notes and will use our reasonable best efforts to cause such shelf registration statement to become effective and to keep such shelf registration statement effective for a maximum of two years from the Old Notes closing date.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all Old Notes validly tendered and not withdrawn prior to the expiration date.

        We will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes of the same series validly tendered and not withdrawn pursuant to the exchange offer. Old Notes may be tendered in the principal amount of $1,000 and integral multiples of $1,000 in excess thereof, provided that if fewer than all of the Old Notes of a holder are tendered for exchange, the untendered principal amount of the holder's remaining Old Notes must be $1,000 or any integral multiple of $1,000 in excess thereof.

        Each series of New Notes has substantially the same terms as the related series of Old Notes except that:

  •
  the exchange will be registered under the Securities Act and, therefore, the New Notes will not bear legends restricting their transfer; and

  •
  holders of the New Notes will not be entitled to any of the registration rights of holders of Old Notes under the registration rights agreement, which rights will terminate upon the consummation of the exchange offer.

The New Notes will evidence the same indebtedness as the Old Notes (which they replace) and will be issued under, and be entitled to the benefits of, the indenture, which also authorized the issuance of the Old Notes, such that the New Notes and the Old Notes will be treated as a single class of securities under the indenture.

        As of the date of this prospectus, $600,000,000 of floating rate notes due 2005, $500,000,000 of notes due 2007 and $500,000,000 of notes due 2009 are outstanding, all of which are registered in the name of Cede & Co., as nominee for DTC. Solely for reasons of administration, we have fixed the close of business on July 1, 2004 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. There will be no fixed record date for determining holders of the Old Notes entitled to participate in the exchange offer.

        Holders of the Old Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Act and the rules and regulations of the SEC thereunder.

        We shall be deemed to have accepted validly tendered Old Notes when, and if, we have given oral or written notice thereof to Wachovia Bank, National Association, the exchange agent. The exchange agent will act as agent for the tendering holders of Old Notes for the purpose of receiving the New Notes from us.

        Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See "—Fees and Expenses."

Expiration Date; Extensions; Amendments

        The term "expiration date" shall mean 5:00 p.m., New York City time, on August 5, 2004, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended.

        If we determine to extend the exchange offer, we will, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date:

  •
  notify the exchange agent of any extension by oral or written notice; and

  •
  issue a press release or other public announcement which shall include disclosure of the approximate number of Old Notes deposited to date.

        We reserve the right, in our sole discretion:

  •
  to delay accepting any Old Notes;

  •
  to extend the exchange offer; or

  •
  if, in the opinion of our counsel, the consummation of the exchange offer would violate any applicable law, rule or regulation or any applicable interpretation of the staff of the SEC, to terminate or amend the exchange offer by giving oral or written notice of such delay, extension, termination or amendment to the exchange agent. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a press release or other public announcement thereof.

        If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders, if the exchange offer would otherwise expire during such five to ten business day period.

        Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Resale of the New Notes

        With respect to the New Notes, based upon interpretations by the staff of the SEC set forth in certain no-action letters issued to third parties, we believe that a holder who exchanges Old Notes for New Notes in the ordinary course of business, who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in a distribution of the New Notes, and who is not an "affiliate" of ours within the meaning of Rule 405 of the Securities Act, will be allowed to resell New Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the New Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act.

        If any holder is an affiliate of ours or acquires New Notes in the exchange offer for the purpose of distributing or participating in the distribution of the New Notes, such holder:

  •
  cannot rely on the position of the staff of the SEC enumerated in such no-action letters issued to third parties; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

        Each broker-dealer that receives New Notes for its own account in exchange for Old Notes acquired by such broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of any New Notes received in exchange for Old Notes acquired by such broker-dealer as a result of market-making or other trading activities. We will make this prospectus, as it may be amended or supplemented from time to time, available to any such broker-dealer that requests copies of such prospectus in the letter of transmittal for use in connection with any such resale for a period of up to 180 days after the expiration date. See "Plan of Distribution."

Procedures for Tendering

        To tender in the exchange offer, a holder of Old Notes must either:

  •
  complete, sign and date the letter of transmittal or facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile to the exchange agent; or

  •
  if such Old Notes are tendered pursuant to the procedures for book-entry transfer set forth below, a holder tendering Old Notes may transmit an agent's message (as defined below) to the exchange agent in lieu of the letter of transmittal, in either case for receipt on or prior to the expiration date.

        In addition:

  •
  any certificates for such Old Notes must be received by the exchange agent along with the letter of transmittal;

  •
  a timely confirmation of a book-entry transfer (a "book-entry confirmation") of such Old Notes into the exchange agent's account at DTC pursuant to the procedure for book-entry transfer described below, along with the letter of transmittal or an agent's message, as the case may be, must be received by the exchange agent on or prior to the expiration date; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        The term "agent's message" means a message, transmitted by DTC to the exchange agent's account at DTC and received by the exchange agent and forming a part of the book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. To be tendered effectively, the letter of transmittal and other required documents, or an agent's message in lieu thereof, must be received by the exchange agent at the address set forth below under "—Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date.

        The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

        The method of delivery of certificates for Old Notes, the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service, properly insured. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. Do not send the letter of transmittal or any certificates for Old Notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for such holders.

        Any beneficial owner(s) of the Old Notes whose Old Notes are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such intermediary promptly and instruct such intermediary to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on its own behalf, such owner must, prior to completing and executing the letter of transmittal and delivering such owner's Old Notes:

  •
  make appropriate arrangements to register ownership of the Old Notes in such owner's name; or

  •
  obtain a properly completed bond power from the registered holder.

The transfer of registered ownership may take considerable time.

        Signatures on a letter of transmittal or a notice of withdrawal described below (see "—Withdrawal of Tenders"), as the case may be, must be guaranteed by an eligible institution unless the Old Notes tendered pursuant thereto are tendered:

  •
  by a registered holder who has not completed either the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible institution.

        In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be made by an eligible institution, which is a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an "eligible guarantor institution" (within the meaning of Rule 17Ad-15 under the Exchange Act) and, in each instance, is a member of one of the recognized signature guarantee programs identified in the letter of transmittal.

        If the letter of transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder exactly as such registered holder's name appears on such Old Notes.

        In connection with any tender of Old Notes in definitive certificated form, if the letter of transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

        The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may utilize DTC's Automated Tender Offer Program to tender Old Notes.

        All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Old Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right:

  •
  to reject any and all Old Notes not properly tendered and any Old Notes our acceptance of which would, in the opinion of our counsel, be unlawful; and

  •
  to waive any defects, irregularities or conditions of tender as to particular Old Notes.

        Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities in connection with tenders of Old Notes, neither we, the exchange agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

        While we have no present plan to acquire any Old Notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any Old Notes that are not tendered pursuant to the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any Old Notes that remain outstanding subsequent to the expiration date and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

        By tendering Old Notes pursuant to the exchange offer, each holder of Old Notes will represent to us that, among other things:

  •
  the New Notes to be acquired by such holder of Old Notes in connection with the exchange offer are being acquired by such holder in the ordinary course of business of such holder;

  •
  such holder is not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act;

  •
  such holder is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution (within the meaning of the Securities Act) of the New Notes; and

  •
  such holder acknowledges and agrees that any person who is an affiliate of ours or who is participating in the exchange offer for the purpose of distributing the New Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale of the New Notes acquired by such person and cannot rely on the position of the staff of the SEC set forth in certain no-action letters.

        If the holder is a broker-dealer that will receive New Notes for such holder's own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, such holder will be required to acknowledge in the letter of transmittal that such holder will deliver a prospectus in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus, such holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Return of Old Notes

        In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

  •
  Old Notes or a timely book-entry confirmation of such Old Notes into the exchange agent's account at DTC; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents, or an agent's message in lieu thereof.

        If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if Old Notes are withdrawn or are submitted for a greater principal amount than the holders desire to exchange, such unaccepted, withdrawn or otherwise non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described below, such Old Notes will be credited to an account maintained with DTC) as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

        The exchange agent will make a request to establish an account with respect to the Old Notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC's systems may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the exchange agent's account at DTC in accordance with DTC's Automated Tender Offer Program procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof, with any required signature guarantees and any other required documents, or an agent's message in lieu of a letter of transmittal, must, in any case, be transmitted to and received by the exchange agent at the address set forth below under "—Exchange Agent" on or prior to the expiration date or pursuant to the guaranteed delivery procedures described below.

        If a holder of the Old Notes holds those notes through DTC, that holder must complete a form called "Instruction to Registered Holder and/or Book-Entry Transfer Facility Participant from Owner," which will instruct the DTC participant through whom such holder holds its notes of the holder's intention to tender its Old Notes or not to tender its Old Notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept a tender of Old Notes by a holder until the exchange agent receives a letter of transmittal (or an agent's message in lieu thereof) and a book-entry confirmation from DTC with respect to such Old Notes. A copy of that form is available from the exchange agent.

Guaranteed Delivery Procedures

        If a holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available or the holder cannot deliver its Old Notes (or complete the procedures for book-entry transfer), the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, a holder may effect a tender if:

  •
  the tender is made through an eligible institution;

  •
  prior to the expiration date, the exchange agent receives from such eligible institution (by facsimile transmission, mail or hand delivery) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by us setting forth the name and address of the holder, the certificate number(s) of such Old Notes (if applicable) and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date:

  (i)
  the letter of transmittal (or a facsimile thereof), or an agent's message in lieu thereof,

  (ii)
  the certificate(s) representing the Old Notes in proper form for transfer or a book-entry confirmation, as the case may be, and

  (iii)
  any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

  •
  such properly executed letter of transmittal (or facsimile thereof), or an agent's message in lieu thereof, as well as the certificate(s) representing all tendered Old Notes in proper form for transfer or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

        Upon request to the exchange agent, a form of Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

        Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

        To withdraw a tender of Old Notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to the expiration date. Any such notice of withdrawal must:

  •
  specify the name of the person having deposited the Old Notes to be withdrawn;

  •
  identify the Old Notes to be withdrawn (including the certificate number or numbers, if applicable, and principal amount of such Old Notes or, in the case of Old Notes transferred by a book-entry transfer, the name and number of the account at DTC to be credited); and

  •
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Old Notes were tendered (including any required signature guarantees or, in the case of Old Notes transferred by book-entry transfer, be transmitted by DTC and received by the exchange agent in the same manner as the agent's message transferring the Old Notes).

        If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes and otherwise comply with the procedures of DTC. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us, in our sole discretion, which determination shall be final and binding on all parties.

        Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no New Notes will be issued with respect thereto, unless the Old Notes so withdrawn are validly re-tendered. Properly withdrawn Old Notes may be re-tendered by following one of the procedures described above under "—Procedures for Tendering" at any time prior to the expiration date.

Termination of Certain Rights

        All registration rights under the registration rights agreement accorded to holders of the Old Notes (and all rights to receive additional interest in the event of a registration default as defined therein) will terminate upon consummation of the exchange offer. For a period of up to 180 days after the last day that the exchange offer is open, however, we will keep the registration statement effective and provide copies of the latest version of the prospectus to any broker-dealer that requests copies of such prospectus in the letter of transmittal for use in connection with any resale by such broker-dealer of New Notes received for its own account pursuant to the exchange offer in exchange for Old Notes acquired for its own account as a result of market-making or other trading activities.

Exchange Agent

        Wachovia Bank, National Association has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for a copy of the Notice of Guaranteed Delivery and other forms should be directed to the exchange agent addressed as follows:

By Overnight Courier:	By Registered or Certified Mail or Hand Delivery:	By Facsimile (Eligible Institutions Only):
Wachovia Bank, National Association Corporate Actions—NC1153	Wachovia Bank, National Association Corporate Actions—NC1153	(704) 590-7628
1525 West W.T. Harris Boulevard, 3C3 Charlotte, North Carolina 28262-1153 Attention: Marsha Rice	1525 West W.T. Harris Boulevard, 3C3 Charlotte, North Carolina 28288-1153 Attention: Marsha Rice	To Confirm by Telephone or for Information Call: (704) 590-7413

        Wachovia Bank, National Association also serves as trustee under the indenture.

Fees and Expenses

        The expenses of soliciting tenders will be borne by us. The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile transmission, telephone or other electronic means or in person by our officers and regular employees or those of our affiliates.

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will pay, however, the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

        The expenses to be incurred in connection with the exchange offer, including registration fees, fees and expenses of the exchange agent and the trustee, accounting and legal fees, and printing costs, will be paid by us.

        We will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Old Notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequence of Failure to Exchange

        Participation in the exchange offer is voluntary. Holders of the Old Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

        Old Notes that are not exchanged for the New Notes pursuant to the exchange offer will remain "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act. Accordingly, such Old Notes may not be offered, sold, pledged or otherwise transferred except:

  •
  to a person whom the seller reasonably believes is a "qualified institutional buyer" within the meaning of Rule 144A purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

  •
  in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S under the Securities Act;

  •
  pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available);

  •
  pursuant to an effective registration statement under the Securities Act; or

  •
  pursuant to another available exemption from the registration requirements of the Securities Act, and, in each case, in accordance with all other applicable securities laws.

Accounting Treatment

        For accounting purposes, we will recognize no gain or loss as a result of the exchange offer. The expenses of the exchange offer will be amortized over the term of the New Notes.

TAXATION

        In the opinion of Davis, Polk & Wardwell, the exchange of Old Notes for New Notes will not be treated as a taxable transaction for United States federal income tax purposes because the New Notes will not be considered to differ materially in kind or in extent from the Old Notes. Rather, the New Notes you receive will be treated as a continuation of your investment in the Old Notes. As a result, there will be no material United States federal income tax consequences to you resulting from the exchange of Old Notes for New Notes.

        The preceding paragraph does not describe all of the United States federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules. You should consult your own tax advisors concerning the tax consequences arising under state, local, or foreign laws of the exchange of Old Notes for New Notes.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives New Notes for its own account in exchange for Old Notes acquired by the broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of those New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of New Notes received in exchange for such Old Notes. For a period of up to 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any such resale. Any broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the New Notes must notify us of this fact by checking the appropriate box in the letter of transmittal requesting additional copies of these documents.

        Notwithstanding the foregoing, we are entitled under the registration rights agreement to suspend the use of this prospectus by broker-dealers under specified circumstances. For example, we may suspend the use of this prospectus if:

  •
  the SEC or any state securities authority requests an amendment or supplement to this prospectus or the related registration statement or additional information;

  •
  the SEC or any state securities authority issues any stop order suspending the effectiveness of the registration statement or initiates proceedings for that purpose;

  •
  we receive notification of the suspension of the qualification of the New Notes for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose;

  •
  the suspension is required by law; or

  •
  an event occurs which makes any statement in this prospectus untrue in any material respect or which constitutes an omission to state a material fact in this prospectus.

If we suspend the use of this prospectus, the 180-day period referred to above will be extended by a number of days equal to the period of the suspension.

        We will not receive any proceeds from any sale of New Notes by broker-dealers or any other persons. New Notes received by participating broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions or through the writing of options on the New Notes, or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the purchasers of the New Notes or any such participating broker-dealer that resells the New Notes that were received by it for its own account pursuant to the exchange offer. Any broker-dealer that resells New Notes received by it for its own account under the exchange offer and any broker or dealer that participates in a distribution of the New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and have agreed in accordance with the terms of the registration rights agreement to indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

NOTICE TO INVESTORS

        Based on interpretations of the staff of the SEC set forth in no-action letters issued to third parties, we believe that New Notes issued pursuant to the exchange offer in exchange for Old Notes may be offered for resale, resold, and otherwise transferred by a holder (other than broker-dealers, as set forth below, and any holder that is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act) without further registration under the Securities Act and without delivery to prospective purchasers of a prospectus pursuant to the provisions of the Securities Act, provided that the holder is acquiring the New Notes in the ordinary course of its business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes.

Eligible holders wishing to accept the exchange offer must represent to us in the letter of transmittal that these conditions have been met. See "The Exchange Offer—Procedures for Tendering."

        Each broker-dealer who holds Old Notes acquired for its own account as a result of market-making or other trading activities and who receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of New Notes. The letter of transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resales of New Notes received for the broker-dealer's own account in exchange for Old Notes where Old Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. For a period of up to 180 days after the expiration date, we will make this prospectus available to those broker-dealers (if they so request in the letter of transmittal) for use in connection with those resales. See "Plan of Distribution."

        The New Notes constitute new issues of securities with no established public trading market. We do not intend to apply for listing of the New Notes on any securities exchange or for inclusion of the New Notes in any automated quotation system. There can be no assurance that an active public market for the New Notes will develop or as to the liquidity of any market that may develop for the New Notes, the ability of holders to sell the New Notes, or the price at which holders would be able to sell the New Notes. Future trading prices of the New Notes will depend on many factors, including among other things, prevailing interest rates, our operating results and the market for similar securities.

        Any Old Notes not tendered or accepted in the exchange offer will remain outstanding. To the extent that Old Notes are tendered and accepted in the exchange offer, your ability to sell untendered, and tendered but unaccepted, Old Notes could be adversely affected. Following consummation of the exchange offer, the holders of Old Notes will continue to be subject to the existing restrictions on transfer thereof and we will have no further obligation to those holders, under the registration rights agreement, to provide for the registration under the Securities Act of the Old Notes. There may be no trading market for the Old Notes.

        We will not receive any proceeds from, and have agreed to bear the expenses of, the exchange offer. No underwriter is being used in connection with the exchange offer.

        The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of those jurisdictions.

VALIDITY OF THE NEW NOTES AND THE GUARANTEES

        The validity of the New Notes and the guarantees will be passed upon for FedEx by Davis Polk & Wardwell, New York, New York.

EXPERTS

        The consolidated balance sheets as of May 31, 2003 and 2002 and the related consolidated statements of income, changes in stockholders' investment or owner's equity and comprehensive income, and cash flows for each of the two years in the period ended May 31, 2003 of FedEx and FedEx Express included in each company's Annual Report on Form 10-K for the year ended May 31, 2003 and incorporated by reference herein have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        With respect to the unaudited interim financial information of FedEx and FedEx Express for the three-month period ended August 31, 2003, the three- and six-month periods ended November 30, 2003, and the three- and nine-month periods ended February 29, 2004, included in each company's Quarterly Reports on Form 10-Q for such periods, all of which are incorporated by reference in this prospectus, Ernst & Young LLP has reported they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in each company's Quarterly Reports on Form 10-Q for the quarters ended August 31, 2003, November 30, 2003 and February 29, 2004, and incorporated in this prospectus by reference, state that they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted considering the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the prospectus prepared or certified by such firm within the meanings of Sections 7 and 11 of the Securities Act.

        The consolidated statements of income, changes in stockholders' investment or owner's equity and comprehensive income, and cash flows for the year ended May 31, 2001 of FedEx and FedEx Express included in each company's Annual Report on Form 10-K for the year ended May 31, 2003 and incorporated by reference herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto. Arthur Andersen LLP has ceased operations in the United States.

        On March 11, 2002, FedEx determined, for itself and on behalf of FedEx Express, to dismiss Arthur Andersen LLP and to engage the services of Ernst & Young LLP as its new independent auditors. The change in auditors became effective on April 12, 2002 following the completion by Arthur Andersen LLP of its review reports on the financial statements of FedEx and FedEx Express for the fiscal quarter ended February 28, 2002. During the fiscal year of FedEx and FedEx Express ended May 31, 2001, and the subsequent interim period through April 12, 2002, there were no disagreements between FedEx or FedEx Express and Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Arthur Andersen LLP's satisfaction, would have caused Arthur Andersen LLP to make reference to the subject matter of the disagreement in connection with its reports. Prior to retaining Ernst & Young LLP, neither FedEx nor FedEx Express had consulted with Ernst & Young LLP regarding accounting principles.

        The consolidated financial statements of Kinko's, Inc. at December 31, 2003, and for the year then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SUBSIDIARY GUARANTORS

        Each subsidiary guarantor other than FedEx Express, which is currently an Exchange Act reporting company, is exempt from Exchange Act reporting pursuant to Rule 12h-5 under the Exchange Act, as:

  •
  FedEx has no independent assets or operations;

  •
  the guarantees of the subsidiary guarantors are full and unconditional and joint and several; and

  •
  any subsidiaries of FedEx other than the subsidiary guarantors are, individually and in the aggregate, minor.

        There are no significant restrictions on the ability of FedEx or any subsidiary guarantor to obtain funds from its subsidiaries by dividend or loan.

        We have included in this prospectus the audited financial statements of Kinko's, Inc. for its fiscal year ended December 31, 2003 in accordance with the provisions of Rule 3-10 of Regulation S-X promulgated by the SEC.

Index to Consolidated Financial Statements
of Kinko's, Inc.

As of December 31, 2003
And for the Year then Ended

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Kinko's, Inc.

We have audited the accompanying consolidated balance sheet of Kinko's, Inc. and subsidiaries as of December 31, 2003 and the related consolidated statement of operations, stockholders' equity, and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kinko's, Inc. and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

                      /s/ Ernst & Young LLP

Dallas, Texas
February 12, 2004

KINKO'S, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In thousands, except share amounts)

December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$7,525
Trade accounts receivable, less allowance for doubtful accounts of $2,505	75,706
Other receivables, net	20,290
Inventories, net	35,671
Deferred tax assets	13,720
Prepaid expenses and other current assets	10,465

Total current assets	163,377
Property and equipment, net	279,127
Goodwill	65,341
Trademarks	31,638
Deferred tax assets	30,353
Other assets	26,510

Total assets	$596,346

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short and long-term debt	$160,214
Current portion of obligations under capital leases	20,375
Accounts payable	109,061
Accrued expenses and other current liabilities	132,369

Total current liabilities	422,019
Obligations under capital leases, less current portion	18,527
Deferred lease obligation	31,317
Other liabilities	7,710
Commitments and contingencies
Stockholders' equity:
Common stock, authorized 200,000,000 shares, par value $.01 per share:
Voting: 73,229,210 shares issued	732
Non-voting: 1 share issued	—
Additional paid-in capital	279,012
Retained earnings	105,003
Accumulated other comprehensive income	558
Treasury stock, at cost, 16,896,089 shares	(268,532)

Total stockholders' equity	116,773

Total liabilities and stockholders' equity	$596,346

See accompanying notes to consolidated financial statements.

KINKO'S, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands)

Year ended December 31, 2003
Net revenues	$1,943,690
Cost of revenues	625,215

Gross profit	1,318,475
Selling, general and administrative expenses	1,203,253
Stock compensation expense	36,282

Operating income	78,940
Interest expense	(8,905)
Interest income	391
Equity in loss from joint ventures	(188)
Minority interest in income of consolidated subsidiaries	(759)

Income before provision for income taxes	69,479
Provision for income taxes	26,402

Net income	$43,077

See accompanying notes to consolidated financial statements.

KINKO'S, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

Year ended December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$43,077
Adjustments to reconcile net income to net cash provided by operating activities:
Stock compensation	36,282
Depreciation and amortization	104,365
Loss on sale of property and equipment	434
Provision for doubtful accounts	1,411
Minority interest in income of consolidated subsidiaries	759
Other	123
Increase (decrease) in cash due to changes in:
Trade accounts receivable	(7,254)
Other receivables	(12,204)
Inventories	(5,603)
Prepaid expenses and other assets	1,787
Accounts payable	24,261
Accrued expenses and other liabilities	18,522

Net cash provided by operating activities	205,960
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(98,609)
Proceeds from the sale of property and equipment	864
Business acquisition, net of cash acquired	(9,235)
Proceeds from sale-and-leaseback transaction	2,681
Purchase of Japan minority interest	(8,000)

Net cash used in investing activities	(112,299)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayments of short-term debt and credit line	(67,630)
Repayment of capital lease obligations	(14,195)
Purchase of treasury shares	(13,553)
Proceeds from exercise of options	270

Net cash used in financing activities	(95,108)
Impact of exchange rate changes on cash balances	1,109

Net decrease in cash and cash equivalents	(338)
Cash and cash equivalents at beginning of year	7,863

Cash and cash equivalents at end of year	$7,525

See accompanying notes to consolidated financial statements

KINKO'S, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(In thousands)

		Accumulated Other Comprehensive Income (Loss)		Common Shares Issued
				Voting		Non-Voting		Treasury Shares
	Retained Earnings	Deferred Hedging Adjustment	Foreign Currency Translation							Additional Paid-In Capital	Total Stockholders' Equity
				Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2002	$61,926	$(191)	$(182)	73,213	$732	—	$—	(17,533)	$(269,721)	$256,838	$49,402
Comprehensive income:
Net income	43,077	—	—	—	—	—	—	—	—	—	43,077
Fair value adjustment-cash flow hedges, net of deferred taxes of $17	—	27	—	—	—	—	—	—	—	—	27
Foreign currency translation adjustments, net of deferred taxes of $566	—	—	904	—	—	—	—	—	—	—	904

Total comprehensive income											44,008

Issuance of treasury shares to benefit plans	—	—	—	—	—	—	—	29	527	(57)	470
Issuance of treasury shares	—	—	—	—	—	—	—	970	14,215	22,067	36,282
Purchase of treasury shares	—	—	—	—	—	—	—	(362)	(13,553)	—	(13,553)
Exercise of options	—	—	—	16	—	—	—	—	—	270	270
Other	—	—	—	—	—	—	—	—	—	(106)	(106)

Balances at December 31, 2003	$105,003	$(164)	$722	73,229	$732	—	$—	(16,896)	$(268,532)	$279,012	$116,773

KINKO'S, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

        Kinko's, Inc. ("Kinko's" or the "Company") is a leading provider of document solutions and business services. Our global network of approximately 20,000 team members and 1,200 digitally connected locations offers access to technology for color printing, finishing and presentation services, internet access, videoconferencing, outsourcing, managed services, web-based printing, and document management solutions. We have two reportable operating segments: U.S. Operations and International Operations. U.S. Operations includes our operations in all 50 states. International Operations includes our operations in Canada, Japan, Australia, the Netherlands, the United Kingdom, the Republic of Korea, Mexico, and the People's Republic of China. In addition, we have an investment in a foreign joint venture in the United Arab Emirates.

        On February 12, 2004, all of our common stock was acquired by FedEx Corporation ("FedEx") for approximately $2.4 billion in cash. The only debt assumed in the acquisition was $39.1 million of capital lease obligations, as our short-term debt and senior secured credit facility were paid off upon closing with proceeds of the transaction. The reclassification of debt from long-term to short-term was the only adjustment made to the December 31, 2003 financial statements as a result of the transaction with FedEx.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

        The consolidated financial statements include the accounts of Kinko's and its subsidiaries, substantially all of which are wholly owned. Investments in 20% to 50% owned companies which we do not control, are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

        The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amount of revenues and expenses and disclosures of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from the amounts estimated include: impairment assessments on long-lived assets (including goodwill); liabilities associated with exit or disposal activities; income tax liabilities; self-insurance accruals; and contingent liabilities.

Revenue Recognition

        Revenue is recognized when services are complete and delivery to the customer has occurred. Customer purchases of prepaid cards are not recognized until the card is used to purchase services or merchandise. An allowance for estimated returns is recorded at the time of sale and treated as a reduction to revenue.

Stock-Based Compensation

        The intrinsic value method is used to account for the costs of our stock-based employee compensation plans as prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, stock-based employee compensation cost is generally not reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the pro forma effect on net income if the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, had been applied:

		Year ended December 31, 2003
		(In thousands)
Net income, as reported		$43,077
Add:	Stock-based employee compensation expense included in reported net income, net of tax benefit (See Note 14 for Stock Incentive Plan information)	22,495
Deduct:	Total stock-based employee compensation expense determined under fair value method for all awards, net of tax benefit	(2,221)
Deduct:	Total stock-based employee compensation expense related to settlement of non-qualified stock options, net of tax benefit	(1,153)

Pro forma net income		$62,198

        The fair value for these options was estimated as of the date of issuance using the minimum value method with the following weighted average assumptions: risk-free interest rates of 2.5%; expected option life of five years; and no expected dividends. The fair value of common stock used in the calculation of option fair values was determined through the use of independent valuations. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

        The effects of applying the provisions of SFAS 123 for pro forma disclosure are not necessarily representative of the effects on reported net income for future years as options vest over several years and additional awards are generally made each year.

Credit Risk

        We routinely grant credit to our customers for our services generally without collateral. The risk of loss on our trade receivables is substantially mitigated by our credit approval process, sales to a large number of customers, as well as the low revenue per transaction for most of our services. Allowances for our potential credit losses are determined based on factors such as customer creditworthiness, payment terms, historical results and economic conditions.

Foreign Currency Translation

        The functional currencies of the foreign subsidiaries are their respective local currencies. The assets and liabilities of those subsidiaries are translated into U.S. dollars at the exchange rates in effect at each balance sheet date, and the resulting translation gains or losses, net of applicable deferred income taxes, are accumulated and reported as a component of other comprehensive income within stockholders' equity. Revenue and expenses are translated at the monthly average exchange rates occurring during the year. The cumulative net foreign currency gain at December 31, 2003 was immaterial.

Cash and Cash Equivalents

        Highly liquid investments with an original maturity of three months or less at the time of purchase are considered to be cash equivalents. We maintain cash and cash equivalents with various major financial institutions and perform periodic evaluations of the relative credit standing of these financial institutions in order to limit the amount of credit exposure with any institution.

Inventories

        Inventories, which consist principally of copying supplies, are stated at the lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method. The excess of current cost over the LIFO value of inventory was $3.2 million at December 31, 2003.

Property and Equipment

        Expenditures for property and equipment and improvements that extend the useful life of assets are capitalized and stated at cost. We capitalize certain direct internal and external costs associated with the development of internal use software. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts, and any gain or loss is reflected in the results of operations.

        For financial reporting purposes, depreciation and amortization of property and equipment, is provided on a straight-line basis over the asset's service life or related lease term as follows:

Fixtures and equipment	2-5 years
Leasehold improvements	Lesser of useful lives of assets or remaining lease terms, not to exceed 7 years.
Automobiles	3 years
Computer software	3 years

Goodwill and Intangible Assets

        Goodwill is recognized for the excess purchase price over the fair value of the tangible and identifiable intangible net assets of businesses acquired. Goodwill is not amortized, but is evaluated at least annually for potential impairment under Statement of Financial Accounting Standard ("SFAS") No. 142, Goodwill and Other Intangible Assets. We perform our annual impairment testing during the fourth quarter through the use of a third-party appraisal. Other indefinite-lived intangible assets include trademarks, which are also tested for impairment annually during the fourth quarter. Intangible assets subject to amortization primarily relate to a non-compete agreement with our founder, which is being amortized on a straight-line basis over the contract term.

Impairment of Long-Lived Assets

        We evaluate our long-lived assets for impairment pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. Assets that are held and used are considered impaired if the estimated undiscounted future cash flows generated by the assets or group of assets are less than the assets' net book value. The amount of impairment loss is measured and recognized as the difference between the net book value and the estimated fair market value. Adjustments to write down assets to their fair value are recorded in selling, general and administrative expenses. We did not recognize any material impairment charges for the year ended December 31, 2003.

Income Taxes

        We account for income taxes using the liability method, which requires deferred taxes to be recorded at the statutory rate to be in effect when the taxes are paid. Under this method, deferred income taxes are provided for the tax effect of temporary differences between the tax basis of certain assets and the reported amounts in the financial statements. In addition, the future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Financial Instruments

        We do not engage in speculative or leveraged transactions, nor do we hold or issue financial instruments for trading purposes. Strict internal controls over investment activities are maintained and include policies and procedures for risk assessment and the approval, reporting and monitoring of all derivative financial instrument activities. To qualify for hedge accounting, financial instruments must meet defined correlation and effectiveness criteria, be designated as a hedge and result in cash flows and financial statement effects that substantially offset those of the position being hedged.

        As part of our strategy to manage our variable interest rate obligations, we have entered into interest-rate swap agreements to convert a portion of our floating-rate debt to fixed-rate debt and reduce the impact of interest-rate changes on future interest expense. These interest rate swaps are derivative instruments that have been designated as cash flow hedges. For cash flow hedges, the effective portions of the gains or losses, net of applicable deferred taxes, are reported in other comprehensive income in stockholders' equity and reclassified into earnings in the same period or periods in which the hedged transaction affects earnings. Any portion considered to be ineffective will be reported in earnings immediately.

        The carrying amounts reflected in the consolidated balance sheets for cash, cash equivalents, accounts receivable, other receivables, accounts payable and short term borrowings approximate fair value due to the short maturities of these instruments. The carrying amount of long-term debt approximates fair value due to its variable interest rates. The fair values for hedging instruments are based on dealer quotes for those instruments and represent estimates of possible value which may not be realized in the future. During February of 2004, our interest rate swap was settled as part of the acquisition agreement with FedEx.

Advertising Costs

        Advertising costs are expensed as incurred and are classified in selling, general and administrative expenses. Advertising expense for the year ended December 31, 2003 was $24.1 million.

Deferred Lease Obligations

        We have entered into long-term lease agreements for the rental of real estate, vehicles, and equipment. A significant number of these agreements contain fixed escalations of the minimum annual lease payment during the original term of the lease. Rental expense is recognized on a straight-line basis and the difference between rent expense and the amount currently payable is classified as deferred lease obligations.

Self-Insurance

        We use a combination of insurance and self-insurance for a number of risks including workers' compensation, general liability, vehicle liability and employee related health care benefits, a portion of which is paid by employees. Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions.

Exit or Disposal Activity

        Branch locations are sometimes closed indefinitely based on various factors including branch operating cash flows and anticipated future profitability. Under SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, charges related to a location closure are recognized only when the branch location or related activity is actually closed. Location closure reserves are established by calculating the estimated, post-closure remaining lease obligation, adjusted for any estimated subtenant agreements or lease buyouts. We did not have material liabilities associated with exit or disposal activities at any point during the year ended December 31, 2003.

Recent Accounting Pronouncements

        Accounting for Exit Costs.    Effective January 1, 2003, we adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The new standard requires that costs related to an exit or disposal activity can only be accrued when a liability is incurred. The adoption of SFAS No. 146 did not have a material impact on our financial condition or results of operations.

        Guarantees and Indemnifications.    Effective January 1, 2003, we adopted Financial Interpretation Number (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures that must be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees and indemnities. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of this interpretation did not have any effect on our financial position or results of operations.

3. PROPERTY AND EQUIPMENT

        Major classifications of property and equipment at December 31, 2003 were as follows:

December 31, 2003
(In thousands)
Fixtures and non-production equipment	$363,092
Production equipment	177,790
Leasehold improvements	268,985
Construction in progress	40,861
Other	1,065

851,793
Less: accumulated depreciation and amortization	(572,666)

Property and equipment, net	$279,127

        Assets acquired under capital leases, classified as production equipment, fixtures, and non-production equipment, totaled $92.8 million at December 31, 2003, and the related accumulated amortization totaled $81.7 million. Depreciation, including amortization of capital leases, for the year ended December 31, 2003 was $103.3 million.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

        The changes in the carrying amount of goodwill for the year ended December 31, 2003 are as follows:

	U.S. Segment	International Segment	Consolidated
	(In thousands)
Balances at December 31, 2002	$48,848	$8,695	$57,543
Acquisition of ImageX	1,910	—	1,910
Purchase of remaining minority interest of Japan subsidiary	—	5,460	5,460
Foreign currency translation	—	428	428

Balances at December 31, 2003	$50,758	$14,583	$65,341

        Intangible assets included in other assets consist of a non-compete agreement expiring in 2007 are subject to amortization. The gross carrying amount of intangible assets included in other assets was $7.8 million at December 31, 2003. Accumulated amortization related to intangible assets was $3.8 million at December 31, 2003. We recognized $1.0 million in amortization expense related to the non-compete agreement in 2003 and estimate the amortization expense related to this asset to be $1.0 million per year for each of the next 4 years.

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        The major components of accrued expenses and other current liabilities are as follows:

December 31, 2003
(In thousands)
Payroll and other employee liabilities	$53,071
Taxes, other than income	19,284
Insurance	12,136
Deferred lease obligations	6,614
Deferred revenue	13,253
Other	28,011

Total accrued expenses and other current liabilities	$132,369

6. INDEBTEDNESS AND BORROWING FACILITIES

        The major components of indebtedness and borrowing facilities are as follows:

December 31, 2003
(In thousands)
Senior Secured Credit Facility	$152,300
Japanese loan facilities due through December 2004	6,907
Korean loan facilities due through December 2004	1,007

Total borrowings	$160,214

        On April 5, 2000, we established a committed $300 million Senior Secured Credit Facility ("the Credit Facility"). The Credit Facility expires on April 5, 2005 and allows for borrowings in US dollars, UK pounds, euros, and Japanese yen. Interest rates are floating and are based on the Prime Rate and the London Interbank Offer Rate ("LIBOR"). A commitment fee of 30 basis points is also paid quarterly. The facility is subject to certain restrictive covenants including the restriction of cash dividends and specific financial ratios including a maximum leverage ratio and a minimum fixed charge coverage ratio. We were in compliance with all covenants as of December 31, 2003. Also, at December 31, 2003, $152.3 million was outstanding under this facility at a weighted average interest rate of 3.2%. We had letters of credit totaling $21.7 million available under this facility at December 31, 2003, and $126.0 million in available additional borrowings under the Credit Facility as of that date. Substantially all of our assets that are not pledged as collateral on other debt (i.e. capital leases) are pledged as collateral under this Credit Facility. During February of 2004, this Credit Facility was paid off upon closing with proceeds of the transaction. Accordingly, the balance of this facility was classified as a current liability in our December 31, 2003 balance sheet.

        Our Japanese subsidiary has three committed loan facilities available totaling $11.2 million at December 31, 2003, of which $6.9 million was outstanding, leaving an additional $4.3 million available for borrowing under these facilities. Interest rates are floating and based on the Tokyo Interbank Offer Rate ("TIBOR"). All three facilities expire in December 2004 and are guaranteed by Kinko's, Inc. With the exception of a $0.2 million overdraft line of credit outstanding, all of the Japanese credit facilities were paid off as part of the acquisition agreement with FedEx, during February of 2004.

        Our Korean subsidiary has one loan facility available totaling $1.3 million at December 31, 2003, of which $1.0 million was outstanding under this facility, leaving $0.3 million available for borrowing. Interest rates are floating and based on the three-month bank deposit rate. This facility expires in December 2004 and is guaranteed by Kinko's, Inc. During February of 2004, the Korean credit facility was paid off as part of the acquisition agreement with FedEx.

7. FINANCIAL INSTRUMENTS

        As part of our strategy to manage the interest rate risk on long-term debt, we entered into two amortizing interest rate swaps in December 2002, which convert our variable rate interest to fixed rate interest on $150 million of debt outstanding under our Credit Facility. Under the terms of the interest rate swap agreements, we pay a monthly fixed interest rate of 1.86% on the notional amount outstanding for each swap until their expiration in April 2005. The combined notional amounts decrease by $5.4 million per month until expiration. We receive variable interest rate payments, which reset monthly and are based on one month LIBOR. The amounts received and paid under these swap agreements are recorded as interest expense related to the Credit Facility. The estimated fair value of these agreements at December 31, 2003, was a liability of approximately $0.3 million less taxes of $0.1 million. The interest rate swaps agreements meet the criteria for the "short-cut method" of effectiveness testing under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Accordingly, the changes in fair value of the swaps are recognized in other comprehensive income (loss) until the payment of the hedged interest is recognized in earnings. During February of 2004, our interest rate swaps were settled as part of the acquisition agreement with FedEx.

8. INCOME TAXES

        The provision for income taxes is based on income before income taxes. The significant components of income before income taxes are as follows:

Year ended December 31, 2003
(In thousands)
U.S.	$63,108
Foreign	6,371

Total	$69,479

        The provision for income taxes is as follows:

Year ended December 31, 2003
(In thousands)
Current:
Federal	$14,881
State	2,876
Foreign	493

Total current	$18,250

Deferred:
Federal	$7,923
State	229

Total deferred	$8,152

Total	$26,402

        The following is a reconciliation of the statutory federal income tax rate and the effective income tax rate:

Year ended December 31, 2003
Statutory federal income tax rate	35.0%
State and foreign taxes, net of federal income tax benefits	3.9
Change in valuation allowance	(3.2)
Other	2.3

Effective income tax rate	38.0%

        Significant components of our deferred tax assets are as follows:

December 31, 2003
(In thousands)
Deferred tax assets:
Property, equipment and leases	$21,286
Accrued expenses	16,331
Net operating loss carryforwards—foreign	4,717
Net operating loss carryforwards—domestic	7,446
Goodwill impairment expense	4,880
Bad debt reserve	2,005
Other	8,075

64,740
Less valuation allowance	(20,667)

Net deferred tax assets	$44,073

        In assessing the valuation of our deferred tax assets, we consider whether it is more likely than not that some or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets may be dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or on the generation of future losses that may be carried back to prior periods. We have established a valuation allowance, primarily related to losses incurred by our foreign affiliates and acquired net operating loss carryforwards, to reduce deferred tax assets to a net amount, which it considers more likely than not to be realizable based on future projections of taxable income and loss, as well as available tax planning strategies.

        During 2003, we utilized $2.9 million of net operating loss carryforwards for federal income tax purposes. At December 31, 2003, $21.3 million was remaining and is available to offset future taxable income through 2020. Additionally, we have foreign tax credit carryforwards of $1.4 million which are available to offset future income taxes, if any, through 2008.

        During 2003, our foreign affiliates utilized $5.3 million of net operating loss carryforwards for foreign income tax purposes. At December 31, 2003, $13.1 million was remaining and is available to offset future taxable income through various periods depending on the jurisdiction of origination. In general, these carryforward periods range from 5 years to no expiration date.

        At December 31, 2003, the valuation allowance included $1.8 million of reserved net operating loss carryforwards acquired as part of the kinkos.com acquisition. The utilization of these net operating loss carryforwards will be recorded as a reduction of goodwill when, and if, they are realized. None of these operating loss carryforwards were utilized during 2003.

9. STOCKHOLDERS' EQUITY

        During the month of December 2003, we issued 970,118 treasury shares to certain employees (see Note 14). At the same time, we also re-purchased 362,368 shares at a price of $37.40 per share, from the same employees. Additionally, during September 2003, we re-issued 29,322 treasury shares to the

Kinko's, Inc. 401(k) Plan, as part of the 25% employer match, at a fair market value of $15.00 per share.

10. COMMITMENTS AND CONTINGENCIES

Lease Commitments

        We are obligated under long-term leases for the rental of real estate, vehicles and equipment, some of which are classified as capital leases pursuant to SFAS No. 13, Accounting for Leases. Operating leases on most real estate properties contain renewal options and we generally expect to renew these leases or replace them with leases on other properties. In addition, certain of the equipment leases have both a fixed rent component and a variable component based upon usage.

        Future minimum lease payments as of December 31, 2003 were:

	Capital Leases	Operating Leases
	(In thousands)
Years ending December 31:
2004	$21,356	$235,570
2005	12,411	181,771
2006	6,333	127,663
2007	1,022	90,672
2008	—	72,070
Later years	—	112,555

Total minimum lease payments	41,122	$820,301

Less amount representing interest	(2,220)

Present value of net minimum capital lease payments	$38,902

        Rental expense under operating leases (including executory costs) is presented in the table below:

Year ended December 31, 2003
(In thousands)
Rent expense—fixed	$311,887
Rent expense—variable based on machine usage	93,255

Total rent expense	$405,142

Maintenance Purchase Commitment

        We are currently under obligation to purchase fixed priced maintenance services from certain manufacturers of production equipment in use at our branches. This contractual obligation is not included within our monthly lease payments, but is a separate agreed-upon fee based on the type of equipment, and extends throughout 2007. Our future cash payments for these maintenance services for the years ending December 31, 2004, 2005, 2006 and 2007 are $6.2 million, $6.2 million, $4.7 million and $0.2 million, respectively.

Supplier Concentration

        We purchase printing supplies and lease a significant portion of our production equipment from various outside vendors. During 2003, we paid our primary supplier of machines 13% of the total amounts paid to all outside suppliers. During 2003, we paid our primary supplier of paper 7% of the total amounts paid to all outside suppliers. To mitigate the potential impact of swings in the market prices of paper, we have entered into an agreement with a paper supplier that provides us with a collar (both floor and ceiling) for our paper prices through April 2007, yet is not tied to any underlying commodity or related derivative. This agreement represents paper purchases that are used in our normal business operations.

Legal Proceedings and Contingencies

        We are currently a party to two class action lawsuits filed in California claiming earned overtime wages for certain of our former and current employees in that state. While the alleged damages in those lawsuits are not yet determinable, we believe that we have meritorious defenses to these actions and intend to defend these matters vigorously. One class action lawsuit has been partially settled for a de minimis amount and we do not believe that resolution of the remaining class action will have a material adverse effect on our financial condition, results of operations or cash flows.

        We are also in the early stages of defending a lawsuit which alleges breach of contract and detrimental reliance. The lawsuit alleges that we wrongfully breached our contract to develop locations within our stores to sell the plaintiff's goods. We believe that we have meritorious defenses to these actions and intend to defend the matter vigorously. We do not believe that the outcome will have a material adverse effect on our financial condition, results or operations or cash flows.

        We are subject to other legal proceedings that arise in the ordinary course of business. In our opinion, the aggregate liability, if any, with respect to these other actions will not materially adversely affect our financial condition, results of operations or cash flows.

11. GUARANTEES

        We adopted FIN 45 effective January 1, 2003. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to certain guarantees and indemnifications issued or modified after December 31, 2002. Accordingly, any contractual guarantees or indemnifications we issued or modified subsequent to December 31, 2002 were evaluated. Our adoption of FIN 45 did not have any effect on our financial position or results of operations during 2003.

        Prior to December 31, 2002, a secured liquidity facility was established to provide revolving lines of credit for stockholders. At December 31, 2003, there were 21 lines of credit available under this liquidity facility totaling $4.6 million, with actual borrowings outstanding totaling $1.7 million. Loans under the liquidity facility are guaranteed by Kinko's and each borrower has pledged their shares of Kinko's stock as security for amounts that may become due to Kinko's if the borrower defaults on a loan under the liquidity facility. During February of 2004, our shareholder liquidity facility was terminated and all loans were paid as part of the acquisition agreement with FedEx.

        We have guarantees under certain operating leases, amounting to $8.7 million as of December 31, 2003, for the residual values of vehicles at the voluntary termination of the respective operating lease periods by either the lessor or us. Under these leases, if the proceeds received at the sale of the leased asset are less than a variable agreed-upon residual value as set forth in the related operating lease agreement, we will be responsible to the lessor for the amount of such deficiency. At the end of approximately four years, the agreed-upon residual value becomes zero. Based upon our expectation that the proceeds from the sale of any of the vehicles will be sufficient to cover the guaranteed residual value, we do not believe it is probable that we will be required to fund any amounts under the terms of these guarantee arrangements. Accordingly, no accruals have been recognized for these guarantees.

12. SUPPLEMENTAL CASH FLOW INFORMATION

        Cash paid for interest expense and income taxes were as follows:

December 31, 2003
(In thousands)
Interest (net of capitalized interest)	$8,853
Income taxes	40,702

        Noncash investing and financing activities for the year ended December 31, 2003 included $36.9 million related to the fair value of assets acquired under capital leases.

13. BENEFIT PLANS

Defined Contribution Plan

        We sponsor a 401(k) defined contribution plan ("401(k) Plan"). The 401(k) Plan is open to substantially all domestic employees who have completed one year of service as of one of the two entrance dates in the plan year. Participants may contribute up to 50% of their pretax earnings to the 401(k) Plan, but not more than statutory limits. We make matching contributions of 100% of each participants' pre-tax contributions up to 5% of their compensation. Our contributions consist of 75% cash and 25% Kinko's stock. Kinko's stock held by the 401(k) plan is subject to certain restrictions. Participants may not sell Kinko's stock until they terminate employment. Annually, during a 90 day window, terminated team members may request that their Kinko's stock be transferred into one or more of the other funds within the 401(k) Plan, or that the stock be converted to cash and rolled-over to another qualified plan or IRA, or distributed directly to the participant in cash, subject to federal income taxes and penalties, if applicable. As part of the February 2004 acquisition by FedEx, all common shares of Kinko's stock held in participants' accounts were settled for cash, based on the price per share at the date of acquisition.

        Additionally, we maintain various plans internationally. These plans are administered based upon the legislative and tax requirements in the country in which they are established.

        Annual contribution expense to the 401(k) and the various international plans was $14.3 million in 2003.

14. STOCK INCENTIVE PLANS

        We have non-qualified stock option plans for key employees and certain members of our Board of Directors.

Co-Worker Stock Option Incentive Program

        Under the Kinko's, Inc. Co-worker Stock Incentive Plan, we have granted options to certain employees, which generally expire 10 years from the grant date, to purchase common stock at prices equal to 100% of the fair value on the grant date as determined by an independent appraisal. Options outstanding are generally vested over a three year period from grant date and are exercisable on the occurrence of a "trigger event" defined as (i) six months following the close of an initial public offering, (ii) immediately prior to a change of control or (iii) the eighth anniversary of the grant date. A maximum of 8,250,000 shares may be issued under this plan. No expense has been recorded under this plan as the exercise price for all options is granted at or above the current fair value of the stock. During December 2003, 1,263,598 of these options were cancelled and replaced by 728,085 common shares, equal to the estimated intrinsic value of the options. This transaction resulted in $27.2 million of compensation expense to the Company.

Deferred Stock Grant Program

        A Deferred Stock Grant Program was created for the benefit of certain key employees to receive the right to shares of Kinko's, Inc. stock. The stock under this program will be issued to each grantee on the earlier of a date not later than (i) six months following the close of an initial public offering, (ii) immediately prior to a change of control or (iii) the eighth anniversary of the grant date. Compensation expense is currently being amortized, on a straight-line basis, over the eight year vesting period. At December 31, 2003, there were 311,489 rights outstanding.

        If an employee terminates employment prior to shares being issued, they forfeit their rights to the shares and we reverse the related compensation expense previously recognized. During 2003, there were 77,050 rights forfeited by terminated employees, resulting in a credit to compensation expense of $0.7 million. Additionally, during December 2003, 9,621 of these deferred shares were cancelled and replaced by 9,621 common shares, equal to the estimated intrinsic value of the deferred shares. This transaction resulted in $0.4 million of compensation expense to the Company.

        We have $2.1 million of unearned compensation related to this plan remaining as of December 31, 2003. This amount is included as part of additional paid in capital on the balance sheet.

Other Executive and Management Stock Option Plans

        Under the Kinko's, Inc. Stock Option Plan and Management Stock Option Plan, we have granted certain key employees options, which generally expire 10 years from the grant date, to purchase common stock at prices equal to 100% of the fair value on the grant date. In 2001, 1,187,500 options were issued to a key executive. During December 2003, 406,172 of these options were cancelled and replaced by 232,409 common shares, equal to the estimated intrinsic value of the options. This transaction resulted in $8.7 million of compensation expense to the Company. Options outstanding are exercisable over various periods generally starting one year after the grant date.

Directors' Compensation Plan

        Under the Directors' Compensation Plan, non-employee directors who are not employees of Clayton, Dubilier & Rice or J.P. Morgan Partners ("Qualifying Directors") are granted options on a quarterly basis that vest one year from the grant date. The number of options granted is calculated by the product of $30,000 and a multiple determined annually by the Compensation Committee. The resulting amount is then divided by the then fair value of the Company's common stock to calculate the number of options granted. In addition, Qualifying Directors receive annual compensation of $30,000, paid quarterly, which may be taken in cash or shares of common stock that may be deferred until their service as a director is terminated. The Company issued 3,142 shares to outside directors in 2003, at a per share price of $15.00. The Chairmen of the Compensation Committee and the Audit Committee are paid an additional $5,000 annually. A maximum of 150,000 shares may be issued under this plan.

        Below is a summary of the Company's stock option activity and related information:

	Number Of Options Outstanding	Weighted-Average Exercise Price
Outstanding at December 31, 2002	6,182,001	$16.09

Granted	1,765,350	14.96
Exercised	(16,465)	16.40
Cancelled	(1,669,770)	15.89
Forfeited	(1,720,961)	16.06

Outstanding at December 31, 2003	4,540,155	$15.74

Exercisable at:
December 31, 2003	270,860	10.90

Weighted-average fair value of options granted during 2003:		$1.73

        The number of options available under all of our stock plans was 5,531,954 at December 31, 2003.

        Additional information related to stock options outstanding at December 31, 2003 is presented below:

Options Outstanding				Options Exercisable
Range Of Exercise Prices	Number Outstanding	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Number Exercisable	Weighted- Average Exercise Price
$ 1.98 to $2.02	460	$2.01	2.0	460	$2.01
10.20	237,690	10.20	3.2	237,690	10.20
13.95 to 14.21	1,245	14.09	2.0	1,245	14.09
15.00	905,306	15.00	9.5	—	—
16.00	2,819,053	16.00	8.1	28,125	16.00
17.96	576,401	17.96	6.3	3,340	17.96

$ 1.98 to $17.96	4,540,155	$15.74	7.9	270,860	$10.90

        As of December 31, 2003, 9,900,000 shares were authorized for issuance under our stock option plans.

Stock Compensation Charge

        In December 2003, a certain number of stock options and deferred shares were cancelled for key employees, and 970,118 treasury shares were issued to the employees in lieu of the equity awards cancelled. In connection with this transaction, we recognized compensation expense of $36.3 million, which represents the amounts previously described of $27.2 million, $0.4 million and $8.7 million. We also repurchased 362,368 shares from our employees in connection with this transaction.

15. RELATED PARTY TRANSACTIONS

        In December 1996, we entered into a consulting agreement with Clayton, Dubilier & Rice (CD&R), a private equity firm whose managed funds collectively owned approximately 73.3% of our outstanding common stock at December 31, 2003. Pursuant to the modified terms of the agreement effective January 1, 2003, our disinterested directors agreed to an annual consulting agreement fee of $1.0 million. For the year ended December 31, 2003, we paid CD&R $2.5 million, related to consulting fees and other out-of-pocket expenses.

        We paid approximately $6.9 million in interest expense to JPMorgan Chase Bank, an affiliate of J.P. Morgan Partners, during the year ended December 31, 2003. J.P. Morgan Partners owned approximately 17.7% of our total outstanding shares as of December 31, 2003, and is the lead in our senior secured credit facility syndicate.

16. ACQUISITIONS

ImageX Acquisition

        On April 10, 2003, we completed the acquisition of ImageX, Inc. (ImageX), a provider of online solutions for distributing, managing and producing business cards, stationery and branded print material. The acquisition was accounted for as a purchase, and accordingly, the results of operations of ImageX are included in our operating results from the date of acquisition. The acquisition was structured as a merger of a wholly owned subsidiary of the Company with and into ImageX. Shareholders of ImageX received approximately $16.3 million for all of the outstanding common shares and options, and we assumed $3.0 million in certain liabilities in connection with the acquisition. Cash acquired in connection with the acquisition was approximately $10.1 million. The acquisition allowed the Company to enter into the business card and business stationery market due to ImageX's web-to-plate back-end production process, which delivers convenient access, ensures high quality, and minimizes errors—critical features for large businesses with distributed workforces. ImageX is also expected to enhance the Company's existing web-based printing services, including kinkos.com and Kinko's DocStore.

        We internally determined the amounts allocated to assets and liabilities acquired including intangible assets. This allocation is reflected in our December 31, 2003 Consolidated Balance Sheet. The excess of the purchase price over the estimated fair value of the net assets acquired was

$1.9 million and has been recorded to goodwill. A condensed opening balance sheet for ImageX as of the date of acquisition is presented below:

April 10, 2003
(In thousands)
Cash and cash equivalents	$10,096
Trade accounts receivable	3,347
Other receivables	1,000
Inventories, net	2,239
Prepaids and other current assets	1,539

Total current assets	18,221
Property and equipment, net	2,311
Goodwill	1,912
Deferred tax assets	1,495
Other assets	2,976

Total assets	$26,915

Current portion of obligations under capital leases	322
Accounts payable	2,581
Accrued liabilities	4,676

Total current liabilities	7,579
Total stockholders' equity	19,336

Total liabilities and stockholders' equity	$26,915

        The following table sets forth unaudited, supplemental, pro forma financial information that assumes the acquisition was completed on January 1, 2003. Accordingly, the information for the year ended December 31, 2003 includes the historical results of Kinko's and the historical results of ImageX. The pro forma results include estimates and assumptions regarding decreased depreciation and amortization related to the value assigned to property and equipment.

December 31, 2003
(In thousands)
Revenue	$1,947,740
Operating income	76,373
Net income	41,149

Japan Acquisition

        On June 26, 2003, the Company acquired Sumitomo Metal Mining Co., Ltd.'s 49 percent stake in Kinko's Japan Co., Ltd. for $8.0 million in cash, giving the Company 100 percent ownership of Kinko's operations in Japan. As a 51% owned subsidiary prior to the acquisition, Kinko's Japan Co., Ltd. was a fully consolidated entity during 2003. The acquisition aligns well with Kinko's U.S. transition to company ownership in 1997, and it enables the Company to pursue a more aggressive growth strategy in Japan.

        The acquisition was accounted for as a purchase, and accordingly, 100% of the results were included in our operating results from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired was $5.5 million and has been recorded to goodwill.

17. SEGMENTS

        We have two reportable operating segments: U.S. Operations and International Operations. U.S. Operations includes the Company's operations in all 50 states. International Operations includes the Company's operations in Canada, Japan, Australia, Mexico, the Netherlands, the United Kingdom, the Republic of Korea, and the People's Republic of China. In addition, we have an interest in a foreign joint venture in the United Arab Emirates. Although these operating segments provide similar document management and business services, we manage them separately due to geographic differences.

        Information on operating segments and reconciliation to consolidated income before provision for income taxes are as follows:

	U.S. Operations	International Operations	Consolidated
	(In thousands)
Year ended December 31, 2003:
Revenues from external customers	$1,819,814	$123,876	$1,943,690
Total operating segment profit (loss)	80,578	(586)	79,992
Amortization of intangibles			(1,052)
Net interest expense			(8,514)
Equity loss from joint ventures			(188)
Minority interest in income of consolidated subsidiaries			(759)

Income before provision for income taxes			$69,479

Total assets	535,402	60,944	596,346
Long-lived assets, net (property, equipment, goodwill and trademarks)	347,285	28,821	376,106
Depreciation and amortization	98,749	5,616	104,365
Capital expenditures	91,782	6,827	98,609

Products and Services

        Revenues from external customers from the products and services that we offer are as follows:

Year ended December 31, 2003
(In thousands)
Copies	$1,132,000
Large format	194,513
Finishing services	160,193
Retail	288,182
Other	168,802

Total	$1,943,690

$600,000,000 Floating Rate New Notes due 2005

$500,000,000 2.65% New Notes due 2007

$500,000,000 3.50% New Notes due 2009

PROSPECTUS

July 8, 2004

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TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
SUMMARY
FedEx Corporation
Recent Financial Results
The Exchange Offer
General Indenture Provisions Applicable to the New Notes and the Old Notes
RISK FACTORS
SELECTED CONSOLIDATED FINANCIAL INFORMATION
NO CASH PROCEEDS TO THE COMPANY
CAPITALIZATION
RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)
DESCRIPTION OF THE NEW NOTES
THE EXCHANGE OFFER
TAXATION
PLAN OF DISTRIBUTION
NOTICE TO INVESTORS
VALIDITY OF THE NEW NOTES AND THE GUARANTEES
EXPERTS
SUBSIDIARY GUARANTORS
Index to Consolidated Financial Statements of Kinko's, Inc.
Report of Independent Registered Public Accounting Firm
KINKO'S, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEET (In thousands, except share amounts)
KINKO'S, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENT OF OPERATIONS (In thousands)
KINKO'S, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS (In thousands)
KINKO'S, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (In thousands)
KINKO'S, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS